THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS PROHIBITED.

                                       This filing is made pursuant to Rule
                                       424(b)(5) under the Securities Act of
                                       1933 in connection with Registration No.
                                       333-58968



                   SUBJECT TO COMPLETION, DATED JUNE 7, 2001

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 27, 2001)

                              BECKMAN COULTER LOGO

                              $
                             BECKMAN COULTER, INC.
                 ZERO COUPON CONVERTIBLE SENIOR NOTES DUE 2021

    We are offering $        principal amount at maturity of our Zero Coupon
Convertible Senior Notes due 2021. We will not pay cash interest on the notes
prior to maturity. Instead, on                  , 2021, the maturity date of the
notes, noteholders will receive $1,000 per note. The issue price per note
represents a yield to maturity of     % per year calculated from             ,
2001. If a Tax Event (as defined herein) occurs and we so elect, cash interest, instead of future original issue discount, shall accrue and be payable
semi-annually on each note at     % per year.

    Noteholders may convert their notes at any time on or before the maturity date, unless the notes have been redeemed or purchased previously, into shares of Beckman Coulter common stock per note. However, if the Sale Price (as defined herein) on the conversion date is less than 110% of the accreted conversion price, holders will receive, in lieu of Beckman Coulter common stock, cash in an amount described herein. The conversion rate will not be adjusted for accrued original issue discount, but will be subject to adjustment in certain events.

    We may redeem the notes at any time on or after           , 2004, at
redemption prices described on page S-29. Holders may require us to repurchase
the notes on the following dates at the following prices:           , 2004 at
$      ;           , 2007 at $      ;           , 2010 at $      ;           ,
2013 at $      ; and           , 2016 at $      . We will pay cash for all notes
purchased on           , 2004. For purchases on or after           , 2007, we
may choose to pay the purchase price in cash, in shares of Beckman Coulter common stock valued at 97.5% of their Market Price (as defined herein) or any combination thereof. In addition, if we experience specific kinds of fundamental
changes prior to           , 2004, holders may require us to repurchase the
notes for an amount equal to the issue price of the notes plus accrued original issue discount. For any such repurchase upon a fundamental change prior to October 31, 2002 we may choose to pay the repurchase price in cash (to be delivered on or before November 30, 2002), in shares of Beckman Coulter common stock valued at 97.5% of their Market Price or any combination thereof.

    The notes will be our unsecured obligations and will rank equally with all of our other unsecured senior indebtedness. The notes will be unconditionally guaranteed by our wholly owned subsidiaries Coulter Corporation and Hybritech Incorporated subject to release as provided in the indenture.

    Beckman Coulter common stock is listed on the New York Stock Exchange under the Symbol "BEC". On June 5, 2001, the last reported sale price of Beckman Coulter common stock was $40.16 per share.

                               ------------------

     INVESTING IN THE NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-11.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                                                       PER NOTE     TOTAL
                                                       --------    --------
Public offering price(1)                                    %      $
Underwriting Discount                                       %      $
Proceeds to Beckman Coulter (before expenses)               %      $

---------------
(1) Plus accrued interest, if any, from                  , 2001.

    We have granted the underwriters a 30-day option to purchase from us up to
an aggregate of $         principal amount at maturity of additional notes to
cover over-allotments, if any.

    The underwriters are offering the notes subject to various conditions. The
underwriters expect to deliver the notes to purchasers on or about           ,
2001.

SALOMON SMITH BARNEY
                           MORGAN STANLEY DEAN WITTER
                                                      CREDIT SUISSE FIRST BOSTON

              , 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Forward-Looking Statements..................................   S-3
Prospectus Supplement Summary...............................   S-4
Risk Factors................................................  S-11
Use of Proceeds.............................................  S-17
Price Range of Common Stock and Dividends...................  S-17
Capitalization..............................................  S-18
Beckman Coulter, Inc........................................  S-19
Description of the Notes....................................  S-26
Certain United States Federal Income Tax Considerations.....  S-63
Underwriting................................................  S-68
Legal Matters...............................................  S-69
Experts.....................................................  S-69

                            PROSPECTUS
About This Prospectus.......................................     1
Where You Can Find More Information.........................     1
Incorporation of Certain Documents by Reference.............     2
Forward Looking Statements..................................     2
Beckman Coulter.............................................     3
Use of Proceeds.............................................     3
Ratios of Earnings to Fixed Charges.........................     3
Description of Securities...................................     4
Description of Debt Securities..............................     4
Description of Common Stock and Preferred Stock.............    13
Description of Depositary Shares............................    16
Description of Warrants.....................................    20
Plan of Distribution........................................    22
Legal Matters...............................................    23
Experts.....................................................    23

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND ANY DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AFTER THE DATES ON THE FRONT COVERS OF EACH OF THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND AFTER THE DATE OF FILING OF THE INCORPORATED DOCUMENTS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus contain forward-looking statements. These include statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and may be recognized by the use of terms such as "should", "outlook", "anticipates", "expects", and "foresees." All forward-looking statements are based on information available and our expectations at the time they are made, and are subject to a number of risks and uncertainties, some of which are beyond our control.

SALES

     Our ability to achieve our anticipated level of sales is affected by factors such as capital spending policies and the availability of government funding. In particular, many life science research customers are reliant on government funding and a number of clinical diagnostics customers rely on prompt and full reimbursement by Medicare and equivalent programs in other countries. Sales also are impacted by the effect of potential health care reforms, loss of market share through aggressive competition, the rate at which we and our competitors introduce new products, comparative pricing (especially in areas where currency has an effect), and general economic conditions in significant foreign countries in which we do business, such as Japan and Germany.

EARNINGS AND FINANCIAL RESULTS OF OPERATIONS

     Actual earnings may differ from those estimated due to factors such as changes in exchange rates between the time sales are recorded and financial statements are prepared. Earnings also may be impacted by unanticipated increases in interest rates on the portion of our debt that is not fixed, thereby increasing our interest expense. Earnings per share (EPS) may be affected by the number of shares outstanding and, with respect to diluted EPS, the number and value of options outstanding and shares potentially issuable under convertible notes. The effect of taxes and changes in tax policy also may have an effect as may unanticipated increases in labor and other costs. In recent years, consolidation among health care providers and the formation of buying groups has put pressure on pricing. These pressures challenge our ability to maintain historical profit margins, unless we can also obtain equivalent decreases in operating costs.

PRODUCTS

     Expected introductions of new products may be impacted by complexity and uncertainty regarding development of new high-technology products. In addition, our ability to introduce new products and to continue marketing existing products may be affected by patents and other intellectual property. Introduction of new products may be affected by delays in obtaining any government approvals necessary to market the products, particularly in clinical diagnostics. Introduction of new products also may be delayed due to shortages in qualified engineers, programmers, and other key labor categories. The ability to obtain raw materials and components, especially in the rapidly evolving electronic components market, usually does not affect the introduction of new products, but may affect our ability to achieve anticipated production levels.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary may not contain all the information that may be important to you. You should read this entire prospectus supplement, the entire accompanying prospectus and the documents incorporated by reference into the prospectus, including the risk factors, financial data and related notes, before making an investment decision. As used in this prospectus supplement, the terms "Beckman Coulter," "we," "us," or "our" refer to Beckman Coulter, Inc. and its subsidiaries as a combined entity, unless otherwise stated or the context otherwise requires.

                             BECKMAN COULTER, INC.

     Beckman Coulter simplifies and automates laboratory processes used in all phases of the battle against disease. We design, manufacture, and market systems which consist of instruments, chemistries, software, and supplies that meet a variety of laboratory needs. Our products are used in a range of applications, from instruments used for pioneering medical research, clinical trials and drug discovery to diagnostic tools found in hospitals and physicians' offices. We compete in market segments that totaled approximately $31 billion in annual sales worldwide in 1999, and we currently have products which address approximately half of that market.

     Our product lines include virtually all blood tests routinely performed in hospital laboratories and a range of systems for medical and pharmaceutical research. We offer a wide range of instrument systems and related products, including reagents, consumables, accessories, and support services in both the clinical diagnostics and the life science research segments. We have more than 175,000 systems operating in laboratories around the world, and in 2000 approximately 64% of our revenues came from after-market customer purchases of operating supplies, chemistry kits, and service. We market our products in approximately 130 countries, and approximately 45% of our 2000 revenues were generated outside the United States.

     The two primary segments which we serve are the clinical diagnostics market and the life science research market. Our clinical diagnostics customers include hospital clinical laboratories, physicians' offices and group practices, and commercial reference laboratories (large central laboratories to which hospitals and physicians refer tests). Our life science research customers include universities conducting academic research, medical research laboratories, pharmaceutical companies, and biotechnology firms. Our customers are continually searching for processes and systems that can perform tests faster, more efficiently and at lower costs. We believe that our focus on automated, high-throughput systems positions us to capitalize on this need.

     From complex DNA sequencing to simple one-use diagnostic screening kits, we are one of the largest companies devoted solely to biomedical testing. We serve the biomedical testing market with core competencies in technology, applications, distribution and service. We leverage our investment in research and development to create a range of systems that integrate instruments, software and chemistries for use across the spectrum of biomedical testing.

     Breakthrough medical research and drug discovery are currently high growth markets, thanks to advances in genomics. With the rough map of the human genome complete, the work that will more directly affect patient care begins as researchers incorporate this information into specific studies to improve therapeutics. All of our life science research products play a role in the biomedical research and development testing area. These systems help researchers understand disease by simplifying and automating key testing processes.

     In 1999, universities and medical research laboratories represented about 46% of the market for this type of testing. These groups perform basic medical research to further understand the molecular basis of disease. Biotechnology firms and pharmaceutical companies represented the other 54% of the biomedical research market in 1999. They rely on our instrument systems to speed the long and detailed drug discovery process. More than 125,000 Beckman Coulter systems operate in life science labs today. We are a technological leader in robotic automation/liquid handling, centrifugation and capillary electrophoresis.

Research and development testing was estimated to be an approximately $8 billion market in 1999 based on annual worldwide sales.

     Once new therapeutics and vaccines emerge from the research phase, they move into clinical trials to evaluate their effectiveness. In this stage, standard blood chemistry tests are run on patients regularly. At the same time, specialized tests are performed, based on the particular disease state under evaluation.

     As new diagnostic technologies move from research applications into more general patient use, they are often performed in private laboratories or university hospitals. Genetic testing, cancer monitoring and special immune system testing fall into this category. Beckman Coulter has a menu of more than 1,300 flow cytometry tests currently used in researching, diagnosing and monitoring diseases such as leukemia, HIV, and various cancers. They are also critical in the evaluation of bone marrow and other transplants. The market for specialty testing was estimated to be approximately $3 billion in 1999 based on annual worldwide sales.

     Once diagnostic technologies become generally accepted, they become part of routine patient care. Physicians order tests such as cholesterol, glucose, and complete blood cell counts on a daily basis. These tests are used to provide information for diagnosis and to help monitor the efficacy of therapy. We have one of the broadest product lines available to the diagnostic laboratory. This product breadth allows us to provide a systems approach to improving total laboratory productivity. Our systems can perform nearly 100% of the blood tests routinely performed on patient samples in the hospital laboratory. We have leading market positions in hematology, hemostasis, and routine chemistry testing. We are also a leader in providing progressive automation solutions that help labs speed test results, lower labor expenses, ensure the quality of testing and reduce overall healthcare costs. We are also active in point-of-care testing. These tests are used for rapid diagnosis or on-going patient monitoring. Some tests, such as CBCs (complete blood counts) are performed on analyzers designed for quick, single sample results. Other tests are disposable, one-use tests to screen for pregnancy, infectious disease, ulcer-causing bacteria and indications of cancer. The patient care testing market was estimated to be approximately $20 billion in 1999 based on annual worldwide sales.

     Our new products originate from four sources: (1) internal research and development programs; (2) external collaborative efforts with individuals in academic institutions and technology companies; (3) devices or techniques that are generated in customers' laboratories; and (4) business and technology acquisitions. Development programs focus on production of new generations of existing product lines as well as new product categories not currently offered. Areas of pursuit include innovative approaches to cell characterization, immunochemistry, molecular biology, advanced electrophoresis technologies, automated sample processing and information technologies. Our research and development teams are skilled in optics, chemistry, electronics, software and mechanical and other engineering disciplines, in addition to a broad range of biological and chemical sciences. Our research and development expenditures were $185.0 million in 2000, $173.4 million in 1999 and $171.4 million in 1998.

     Our principal executive offices are located at 4300 N. Harbor Blvd., Fullerton, California 92835. Our mailing address is P.O. Box 3100, Fullerton, CA 92834-3100, and our telephone number is (714) 871-4848.

                                  THE OFFERING

Notes Offered.................   $          aggregate principal amount at
                                 maturity of Zero Coupon Convertible Senior
                                 Notes due 2021. We will not pay cash interest
                                 on the notes prior to maturity, other than as
                                 described below under "-- Optional Conversion
                                 to Semi-annual Cash Pay Notes Upon Tax Event."
                                 Each note will be issued at a price of
                                 $          per note and a principal amount at
                                 maturity of $1,000.

Over-allotment Option.........   We have granted the underwriters a 30-day
                                 option to purchase up to an aggregate of
                                 $          principal amount at maturity of
                                 additional notes, solely to cover
                                 over-allotments, if any. Unless we indicate otherwise, all information in this prospectus supplement assumes the underwriters have not exercised their over-allotment option.

Maturity......................               , 2021.

Yield to Maturity of Notes....        % per year (computed on a semi-annual bond
                                 equivalent basis) calculated from             ,
                                 2001.

Conversion Rights.............   Holders may convert their notes at any time
                                 prior to the close of business on             ,
                                 2021, unless the notes have been redeemed or
                                 purchased by us previously. For each note of
                                 $1,000 principal amount at maturity converted,
                                 we will deliver             shares of Beckman
                                 Coulter common stock. However, if the Sale
                                 Price (as defined herein) of Beckman Coulter common stock on the conversion date is (a) less than 100% of the accreted conversion price, then the exercising holder will receive, in lieu of Beckman Coulter common stock, cash in an amount equal to 95% of the product of the conversion rate and such Sale Price or (b) greater than or equal to 100% of the accreted conversion price but less than 110% of the accreted conversion price, the holder will receive, in lieu of Beckman Coulter common stock, cash in an amount equal to the sum of the issue price of the notes plus accrued original issue discount. Any such cash payments for conversions prior to July 1, 2003 will be made on or before July 1, 2003, with interest.
                                 The conversion rate may be adjusted for certain reasons but will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount;
                                 accrued original issue discount will be deemed paid by the shares of common stock received by the holder of notes on conversion.

Guarantees....................   The notes will be fully and unconditionally
                                 guaranteed by our wholly owned subsidiaries
                                 Coulter Corporation and Hybritech Incorporated, subject to release and discharge as provided in the indenture. See "Description of the Notes -- Note Guarantees."

Ranking.......................   The notes will be our unsecured obligations and
                                 will rank equally with all of our other
                                 unsecured senior indebtedness.

Original Issue Discount.......   We are offering each note with original issue
                                 discount for U.S. federal income tax purposes equal to the principal amount at maturity of each note less the issue price to investors.
                                 You
                                 should be aware that, although we will not pay cash interest on the notes, U.S. investors must include accrued original issue discount in their gross income for U.S. federal income tax purposes prior to the conversion, redemption, purchase or maturity of the notes (even if such notes are ultimately not converted, redeemed, purchased or paid at maturity).

Sinking Fund..................   None.

Optional Redemption...........   We may redeem all or a portion of the notes for
                                 cash at any time on or after             ,
                                 2004. Indicative redemption prices are set forth in this prospectus supplement under "Description of the Notes -- Optional
                                 Redemption".

Purchase of the Notes by Us at
the Option of the Holder......   Holders may require us to purchase their notes
                                 on any one of the following dates at the following prices:

                                 - On             , 2004 at a price of $     per
                                 note;
                                 - On             , 2007 at a price of $     per
                                 note;
                                 - On             , 2010 at a price of $     per
                                 note;
                                 - On             , 2013 at a price of $     per
                                 note; and
                                 - On             , 2016 at a price of $     per
                                 note.

                                 We will pay cash for all notes purchased on
                                             , 2004. For purchases on or after
                                             , 2007, we may choose to pay the
                                 purchase price in cash or Beckman Coulter common stock, valued at 97.5% of the Market Price (as defined herein), or a combination of cash and Beckman Coulter common stock.

Optional Conversion to
Semi-annual Cash Pay Notes
upon a Tax Event..............   From and after the occurrence of a Tax Event,
                                 at our option, cash interest in lieu of future
                                 original issue discount shall accrue on each
                                 note from the date on which we exercise such
                                 option at the rate of      % per year on the
                                 restated principal amount (i.e., the issue price of the note plus any original issue discount accrued to the later of the date of the Tax Event and the date we exercise such option) and shall be payable semi-annually on each interest payment date to holders of record at the close of business on each regular record date immediately preceding such interest payment date. Interest will be computed upon a 360-day year comprised of twelve 30-day months and will initially accrue from the Option
                                 Exercise Date (as defined herein) and
                                 thereafter from the last date to which interest has been paid. In such an event, the redemption prices, purchase prices, and Fundamental Change repurchase prices shall be adjusted as described herein. However, there will be no changes in a holder's conversion rights.

Fundamental Change............   Upon a Fundamental Change occurring prior to
                                             2004, each holder may require us to
                                 repurchase all or a portion of such holder's notes. This repurchase price will be equal to the issue price of the notes plus accrued original issue discount to the date of repurchase. For any such repurchase prior to October 31, 2002 we may choose to pay the repurchase price in cash (to be delivered on or before November 30, 2002), in shares of Beckman Coulter common stock valued at 97.5% of their Market Price or any combination thereof.

Covenants.....................   The indenture relating to the notes contains
                                 certain restrictive covenants, including, but not limited to, covenants with respect to the following matters: (1) limitation on liens, (2) limitation on sale and leaseback transactions,
                                 (3) limitation on incurrence of indebtedness and (4) limitation on restricted payments. The covenants with respect to limitation on incurrence of indebtedness and limitation on restricted payments will cease to be effective upon the first Investment Grade Rating Date (as defined herein). See "Description of the Notes -- Certain Covenants."

Use of Proceeds...............   We will use the net proceeds of this offering
                                 for the repayment of borrowings under our credit facility.

Global Securities.............   The notes will be issued only in book-entry
                                 form, which means that they will be represented by one or more permanent global securities registered in the name of DTC or its nominee.
                                 The global securities will be deposited with the trustee as custodian for DTC.

Listing.......................   Our common stock is listed on the New York
                                 Stock Exchange under the symbol "BEC."

                             SUMMARY FINANCIAL DATA

     The following summary historical consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto and the "Management's Discussion and Analysis" incorporated by reference in the accompanying prospectus. The consolidated statements of operations data and cash flows for each of the three years ended December 31, 2000 and the consolidated balance sheet data at December 31, 2000 and 1999 are derived from our consolidated financial statements which are incorporated by reference in the accompanying prospectus. The consolidated statement of operations data and cash flows for the fiscal years ended December 31, 1997 and 1996 and the consolidated balance sheet data at December 31, 1998, 1997 and 1996 are derived from our audited consolidated financial statements which are not included or incorporated by reference in the accompanying prospectus. The consolidated balance sheet data at March 31, 2001 and 2000 and the statements of operations data and cash flows for the three months ended March 31, 2001 and 2000 are derived from our unaudited condensed consolidated financial statements which are incorporated by reference in the accompanying prospectus. Historical results are not necessarily indicative of the results to be expected in the future. On October 5, 2000, our Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend. The split entitled each stockholder of record on November 15, 2000 to receive an additional share of common stock for every share held on that date. All share and per share amounts have been retroactively restated to reflect this two-for-one split.

                                    THREE MONTHS ENDED
                                         MARCH 31,                      YEARS ENDED DECEMBER 31,
                                    -------------------   ----------------------------------------------------
                                      2001       2000       2000       1999       1998     1997(1)      1996
                                    --------   --------   --------   --------   --------   --------   --------
                                                (IN MILLIONS, EXCEPT RATIOS AND AMOUNTS PER SHARE)
SUMMARY OF OPERATIONS:
Total sales.......................  $  432.7   $  434.4   $1,886.9   $1,808.7   $1,718.2   $1,198.0   $1,028.0
Gross profit......................     201.8      202.9      891.3      866.6      797.6      588.3      550.2
Operating income before special
  items(2)........................      49.3       46.8      230.2      216.3      133.9      104.4      122.5
Earnings before special items and
  accounting change, after
  taxes(2)(3).....................      23.4       21.0      124.1      105.9       44.7       54.0       74.7
Net earnings (loss)...............      20.3       21.0      125.5      106.0       33.5     (264.4)      74.7
Diluted earnings (loss) per share
  before accounting change(3).....  $   0.37   $   0.35   $   2.03   $   1.79   $   0.57   $  (4.79)  $   1.29
Diluted earnings (loss) per
  share...........................  $   0.32   $   0.35   $   2.03   $   1.79   $   0.57   $  (4.79)  $   1.29

BALANCE SHEET DATA:
Cash and cash equivalents.........  $   22.5   $    9.2   $   29.6   $   34.4   $   24.7   $   33.1   $   34.6
Working capital...................     476.7      422.1      426.7      390.5      237.3       81.8      300.1
Total assets......................   2,041.9    2,029.2    2,018.2    2,110.8    2,133.3    2,331.0      960.1
Long-term debt, less current
  maturities(4)...................     868.5      958.1      862.8      980.7      982.2    1,181.3      176.6
Stockholders' equity..............     383.1      241.6      343.9      227.9      126.9       81.8      398.9

OTHER DATA:
EBITDA before special items and
  accounting change(2)(3)(5)......  $   83.6   $   82.0   $  387.5   $  372.0   $  305.9   $  228.0   $  217.4
Research & development............      42.2       40.9      185.0      173.4      171.4      123.6      108.4
Capital expenditures..............      39.8       37.1      141.3      134.9      165.2      100.9      110.5
Net cash provided (used) by
  operating activities............      48.3       16.1      209.1      212.6       (1.8)     137.8      139.1
Ratio of earnings to fixed
  charges(6)......................      2.5x       2.2x       2.9x       2.6x       1.4x         --       5.0x
Ratio of debt to EBITDA before
  special items and accounting
  change(2)(3)(5).................      2.3x       2.7x       2.4x       2.8x       3.7x       5.5x       0.9x

---------------
(1) Our acquisition of Coulter Corporation on October 31, 1997 was accounted for as a purchase. This summary financial data reflects the consolidation of Coulter from the date of acquisition.

(2) Excludes pre-tax special items. Special items include: (1) net restructure (credits) charges of $(2.4), $(0.2), $19.1 and $59.4, in 2000, 1999, 1998
    and 1997, respectively, and (2) a one time write-off of $282.0 of acquired in-process research and development relating to the Coulter acquisition in 1997. Including these special items, we reported operating income (loss) of $232.6, $216.5, $114.8 and ($237.0), in 2000, 1999, 1998 and 1997,
    respectively. We did not incur any special items for the three months ended March 31, 2001, the three months ended March 31, 2000 or in the year ended December 31, 1996.

(3) Excludes the first quarter 2001 cumulative effect of a change in accounting principle relating to the adoption of Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The net-of-tax charge was $3.1 million, or $0.05 per basic and diluted share.

(4) Excludes $8.4 million due to a fair value adjustment pursuant to SFAS 133 at March 31, 2001.

(5) EBITDA is earnings before interest expense, taxes, depreciation and amortization expense. EBITDA is presented because it is a widely accepted financial indicator; however, EBITDA may not be comparable to other registrants' calculation of EBITDA or similarly titled items. You should not consider EBITDA as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles or as an alternative to cash flows as a measure of liquidity. The ratio of debt to EBITDA for the three months ended March 31, 2001 and 2000 is calculated based on EBITDA for the twelve month periods then ended.

(6) Earnings were insufficient to cover fixed charges for the year ended December 31, 1997 by $251.9 million. We have computed the ratio of earnings to fixed charges by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense and a portion of rent expense deemed representative of the interest factor.

                                  RISK FACTORS

     Before you invest in the notes, you should be aware that there are various risks associated with such an investment, including those described below. You should carefully consider these risk factors together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to purchase the notes.

OUR LEVEL OF INDEBTEDNESS COULD HAVE IMPORTANT ADVERSE CONSEQUENCES TO US.

     At March 31, 2001, we had $893.4 million of outstanding indebtedness (excluding $8.4 million due to a fair value adjustment pursuant to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"), including $303.0 million of indebtedness under our unsecured senior revolving credit facility, $160.0 million principal amount of 7.10% Senior Notes due 2003 and $240.0 million principal amount of 7.45% Senior Notes due 2008 (together, the "1998 Senior Notes") and $100.0 million of 7.05% Debentures due 2026 (the "Debentures"). A more detailed description of our debt financing is found in Note 7 to our consolidated financial statements incorporated by reference into the accompanying prospectus. The proceeds of this offering will be used to repay a portion of our indebtedness under our credit facility, which is scheduled to mature on October 31, 2002. Subject to certain limitations, we and our subsidiaries may incur or guarantee additional indebtedness, including secured indebtedness, in the future.

     Our ability to make payments on or to refinance our indebtedness (including the notes), and to fund our operations, including planned capital expenditures and research and development expense, depends on our future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon current levels of operations, we believe that our cash flow from operations, together with available borrowings under our credit facility and other sources of liquidity, will be adequate to meet our anticipated requirements for interest payments and other debt service obligations, working capital, capital expenditures, lease payments and other operating needs, until the maturity of the credit facility. There can be no assurance, however, that our business will continue to generate cash flow at or above current levels or that anticipated cost savings or growth can be achieved. If we are unable to generate sufficient cash flow from operations in the future to service our debt and operate our business, including making necessary capital expenditures, we may be required to refinance all or a portion of our existing debt, including the notes, to sell assets or to obtain additional financing. There can be no assurance that any such action would be successful.

     Our level of debt has several important effects on our future operations, including:

     - making it more difficult for us to satisfy our obligations with respect to the notes;

     - increasing our vulnerability to general adverse economic and industry conditions;

     - limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development and other general corporate requirements;

     - requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, research and development or other operating needs and uses;

     - limiting our flexibility in planning for, or reacting to, changes in our business and in the clinical diagnostics and life sciences markets;

     - placing us at a competitive disadvantage compared to less leveraged competitors; and

     - exposing us to the risk of increased interest rates since certain of our borrowings are at variable rates of interest.

WE ARE SUBJECT TO RESTRICTIVE FINANCING COVENANTS.

     Our credit facility contains a number of covenants that significantly restrict our operations. In addition, we are required to comply with specified financial ratios and tests under the credit facility, including minimum net worth, maximum capital expenditures, a debt to earnings ratio, a minimum interest coverage ratio and a maximum amount of debt incurrence. We may not be able to comply with those covenants or restrictions in the future. Our ability to comply with such covenants and other restrictions may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any such covenants or restrictions would result in a default under the credit facility that would permit the lenders to declare all borrowings under the credit facility to be immediately due and payable, together with accrued and unpaid interest, and terminate their commitments to make further extensions of credit under such facility. In addition, the indentures governing the notes, the 1998 Senior Notes and the Debentures contain a number of restrictive covenants. These covenants, however, are less restrictive than those contained in the credit facility and are subject to a number of important exceptions and limitations. For a description of the covenants applicable to the notes, see "Description of the Notes -- Certain Covenants." In addition, the credit facility and each of these indentures contains cross-acceleration and cross-default provisions which provide that a default on other material indebtedness would be a default under each such indenture and the credit facility. We may not be able to meet our obligations under the notes and our other outstanding indebtedness in the event of such acceleration.

WE FACE SIGNIFICANT COMPETITION FROM OTHER COMPANIES.

     The clinical diagnostics and life sciences markets are each highly competitive, and we encounter significant competition in each market from many manufacturers, both domestic and from outside the United States. Many of our competitors are larger and have greater financial resources than we do and are less leveraged than we are. We have from time to time experienced price pressures due to competition. Moreover, competitive and regulatory conditions in many markets restrict our ability to fully recover, through price increases, higher costs of acquired goods and services resulting from inflation.

     Our competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Although we believe that we have certain technological and other advantages over our competitors, realizing and maintaining these advantages will require continued investment by us in research and development, sales and marketing and customer service and support. There can be no assurance that we will have sufficient resources to continue to make such investments or that we will be successful in maintaining such advantages.

OUR BUSINESS MAY BE AFFECTED BY CAPITAL SPENDING POLICIES AND GOVERNMENT FUNDING; AND WE MAY FACE PRICING PRESSURE DUE TO POTENTIAL HEALTHCARE REFORM.

     Our customers include pharmaceutical and biotechnology companies, research institutions, clinical diagnostics laboratories, hospitals and physicians' offices. The capital spending policies of these companies and institutions have a significant effect on the demand for our products. These policies are based on a wide variety of factors, including the resources available to make purchases, the spending priorities among various types of equipment and the policies regarding capital expenditures during industry downturns or recessionary periods. Any significant decrease in capital spending by these companies or institutions could have a material adverse effect on our business, financial condition or results of operations. The diagnostics and life sciences markets continue to be unfavorably impacted by economic weakness in Europe and Asia and cost containment initiatives in several governmental and healthcare systems. The life sciences market also continues to be affected by consolidation of pharmaceutical companies and governmental constraints on research and development spending. Cost containment initiatives in the U.S. and European healthcare systems are expected to be continuing factors which may affect our sales.

     Many of our customers, including universities, medical schools and research institutions, obtain funding for the purchase of our products from grants by governments or government agencies. If government funding necessary to purchase our products were to decrease, our business, financial condition or results of operations could be materially adversely affected.

     Healthcare reform and the growth of managed care organizations have been and continue to be factors in the clinical diagnostics market. These competitive forces place constraints on the levels of overall pricing, and thus could have a material adverse effect on the profit margins of our products sold in clinical diagnostics markets. Such continuing changes in the United States and European healthcare markets could also force us to alter our approach in selling, marketing, distribution and servicing our customers.

WE ARE EXPOSED TO FLUCTUATIONS IN THE EXCHANGE RATES OF FOREIGN CURRENCY; AND WE ARE EXPOSED TO OTHER RISKS ASSOCIATED WITH OPERATING INTERNATIONALLY.

     Approximately 45% of our 2000 revenues were generated outside of the United States in various foreign currencies. However, our reporting currency is the U.S. dollar. U.S. dollar denominated expenses represent a much greater percentage of our operating expenses than U.S. dollar denominated sales represent of total net sales. As a result, appreciation of the U.S. dollar against our major trading currencies has a negative impact on our results of operations, and depreciation of the U.S. dollar has a positive impact. Although we seek to mitigate the effects of changing currency exchange rates through hedging programs, appreciation of the U.S. dollar could have a material adverse effect on our business, financial condition or results of operations.

     In addition to the currency risks discussed above, our international operations are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, potential difficulties in staffing and managing local operations, credit risk of local customers and distributors, potential difficulties in protecting intellectual property, risk of nationalization of private enterprises, potential imposition of restrictions on investments, potentially adverse tax consequences, and local economic, political and social conditions, including the possibility of hyper-inflationary conditions, in certain countries. There can be no assurance that one or a combination of these factors will not have a material adverse impact on our ability to maintain or increase our foreign sales or on our business, financial condition or results of operations.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS AND WE COULD BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES.

     We own numerous United States and foreign patents, and have patent applications pending in the United States and abroad. We also own numerous United States and foreign registered trademarks and trade names and have applications for the registration of trademarks and trade names pending in the United States and abroad. In addition, we possess a wide array of unpatented proprietary technology and know-how and licenses certain intellectual property rights to and from third parties. We believe that our intellectual property rights in the aggregate are of material importance in the operation of our business.

     Our ability to compete effectively with other companies depends, to some extent, on our ability to maintain the proprietary nature of our intellectual property. There can be no assurance as to the degree of protection offered by the claims of the various patents or the likelihood that patents will be issued on pending patent applications. If we were unable to maintain the proprietary nature of our intellectual property with respect to our significant current or proposed products, our business could be materially adversely affected. We may not be able to obtain patent protection for products or processes discovered using our technologies. Furthermore, any patents issued to us may be challenged, invalidated, narrowed or circumvented, or the rights granted thereunder may not provide significant proprietary protection or competitive advantages to us. If challenged, our patents might not be held valid by a court of competent jurisdiction. Legal standards relating to the breadth and scope of patent claims are uncertain. Accordingly, the valid scope of patent claims cannot be predicted. There can be no assurance that the claims of our patents will be interpreted by a court broadly enough to offer significant patent protection to us, or that the claims of a third party's patents will not be interpreted by a court broadly enough to cover some of our products. Litigation, which could result in substantial costs to us, may be necessary to enforce or defend our patents or to determine the scope and validity of third-party proprietary rights. Uncertainties resulting from the initiation and continuation of any patent or related litigation could have a material adverse effect on our business, financial condition or results of operations. An adverse outcome in connection with an infringement or validity proceeding could subject us to significant liabilities and expenses (e.g., reasonable royalties, lost profits, attorneys' fees, trebling of damages for willfulness), require disputed rights to be licensed from third parties or require us to cease using the disputed intellectual property or cease the sale of a commercial product, any of which could have a material adverse effect on our business, financial condition or results of operations.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATION WHICH MAY IMPACT OUR BUSINESS.

     Our operations are subject to federal, state, local and foreign environmental laws and regulations. From time to time, our operations have resulted or may result in noncompliance with or liability under various environmental laws. For a description of these matters, please refer to the discussion under "Business -- Environmental Matters" in our annual report on Form 10-K for the year ended December 31, 2000 which is incorporated by reference into the accompanying prospectus. Although we continue to make expenditures for environmental protection, we do not anticipate any significant expenditures in order to comply with environmental laws and regulations that would have a material impact on our operations or financial condition. No assurance can be given, however, that no such expenditures will be incurred. Future events, such as changes in existing laws and regulations or the discovery of conditions not currently known to us, may give rise to additional environmental costs. Furthermore, actions by federal, state, local and foreign governments concerning environmental matters could result in laws or regulations that could increase the costs of producing our products or providing our services, or otherwise adversely affect the demand for our products or services.

WE MAY NOT HAVE THE RESOURCES TO REPURCHASE THE NOTES WHEN WE ARE REQUIRED TO DO SO.

     Subject to certain conditions, holders may require us to repurchase the notes on specified dates in 2004, 2007, 2010, 2013 and 2016 at prices specified under "Description of the Notes -- Purchase of Notes at the Option of the Holder." The indenture requires that we pay cash for all notes purchased at the option of holders in 2004. For such purchases in 2007 or after, we may choose to pay the purchase price in cash, in shares of Beckman Coulter common stock valued at 97.5% of their Market Price (as defined herein) or any combination thereof. In addition, if we experience specific kinds of fundamental changes, holders may require us to repurchase the notes for an amount equal to the issue price of the notes plus accrued original issue discount. For any such repurchase prior to October 31, 2002 we may choose to pay the repurchase price in cash (to be delivered on or before November 30, 2002), in shares of Beckman Coulter common stock valued at 97.5% of their Market Price or any combination thereof. See "Description of the Notes -- Fundamental Change Permits Holder to Require Us to Repurchase Notes." Our credit facility, the 1998 Senior Notes and the Debentures also contain provisions requiring us to offer to redeem that indebtedness upon a change of control, as well as restrictions on the prepayment of indebtedness that may have the effect of limiting our ability to pay the repurchase price for notes tendered by the holders. Prior to purchasing the notes on the dates specified above, we may be required to obtain consents from the lenders under our other debt arrangements to permit the repurchase. If we cannot obtain the consents necessary under those debt arrangements, we may not be able to purchase the notes. Also, we may not have sufficient funds available or be able to obtain the financing necessary to make any of the debt payments, including purchases of the notes, described above. If we were required to purchase the notes and did not have the funds or financing available to make such purchases, an event of default would be triggered under the indenture governing the notes and certain other debt instruments. Each of these defaults could have a material adverse effect on us and the holders of the notes.

THERE IS NO PUBLIC MARKET FOR THE NOTES, WHICH COULD LIMIT THEIR MARKET PRICE OR YOUR ABILITY TO SELL THEM FOR THEIR INHERENT VALUE.

     The notes are new securities for which there is currently no market. We do not intend to apply for listing of the notes on any securities exchange or automated quotation system. Although the underwriters have advised us that they currently intend to make a market in the notes after the completion of the offering, the underwriters are not obligated to do so, and such market making activities may be discontinued at any time without notice. There can be no assurance that any market for the notes will develop, or that such a market will provide liquidity for holders of the notes. If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, our operating results and the markets for similar securities. Historically, the market for non-investment grade debt has been subject to disruptions that have caused the prices of securities similar to the notes to fluctuate dramatically. There can be no assurance that, if a market for the notes were to develop, such a market would not be subject to similar disruption.

THE PRICE OF OUR COMMON STOCK AND THEREFORE THE PRICE OF THE NOTES MAY FLUCTUATE SIGNIFICANTLY, WHICH MAY RESULT IN LOSSES FOR INVESTORS.

     The market price for our common stock may be volatile. We expect our stock to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These include:

     - quarterly variations in operating results;

     - changes in financial estimates by securities analysts;

     - changes in market valuations of related companies;

     - announcements by us or our competitors of new products or of significant acquisitions, strategic partnerships or joint ventures;

     - any loss of a major customer;

     - additions or departures of key personnel;

     - any deviations in net revenues or in losses from levels expected by securities analysts; and

     - future sales of common stock.

We may fail to meet expectations of our stockholders or of analysts at some time in the future, and our stock price, and therefore the value of the notes, could decline as a result.

NOT ALL OF OUR SUBSIDIARIES WILL GUARANTEE THE NOTES, AND THE NOTE GUARANTEES MAY BE RELEASED PRIOR TO THE MATURITY OF THE NOTES.

     The notes will be fully and unconditionally guaranteed on an unsecured, senior basis by certain of our subsidiaries that also guarantee, or will guarantee, our indebtedness under our credit facility, the 1998 Senior Notes and the Debentures (each such guarantee is referred to as a "note guarantee" and each subsidiary that provides a note guarantee is referred to as a "note guarantor"). Not all of our subsidiaries will be note guarantors, however. In addition, the credit facility is scheduled to mature on October 31, 2002 and we presently anticipate that note guarantees (as well as our subsidiaries' guarantees of the 1998 Senior Notes and the Debentures) will be released at that time if we do not have any other then-outstanding bank indebtedness which is guaranteed by the note guarantors. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries that is not at that time a note guarantor, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As of March 31, 2001, the note guarantors had no outstanding indebtedness (other than guarantee obligations in respect of the credit facility, the 1998 Senior Notes and the Debentures). As of March 31, 2001, the outstanding indebtedness of our subsidiaries that were not note guarantors was approximately $74.2 million. Subject to certain limitations, we and our subsidiaries may incur additional indebtedness in the future.

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID SUBSIDIARY GUARANTEES.

     Various fraudulent conveyance laws have been enacted for the protection of creditors, and a court may use these laws to subordinate or avoid any note guarantee. A court could avoid or subordinate a note guarantee in favor of the related note guarantor's other creditors if the court found that either:

     - the note guarantee was incurred with the intent to hinder, delay or defraud any present or future creditor or the note guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others; or

     - the note guarantor did not receive fair consideration or reasonably equivalent value for issuing its note guarantee and, in either case, the note guarantor, at the time it issued the note guarantee:

     - was insolvent or rendered insolvent by reason of the issuance of the note guarantee;

     - was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital; or

     - intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

Among other things, a legal challenge of the note guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the note guarantor as a result of our issuance of the notes or the delivery of the note guarantee. To the extent the note guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason, holders of the notes would cease to have any claim against that note guarantor and would be solely creditors of Beckman Coulter and of any note guarantor whose note guarantee was not avoided or held unenforceable. In that event, the claims of holders of the notes against the issuer of an invalid note guarantee would be subject to the prior payment of all liabilities of that note guarantor.

OUR RIGHTS PLAN MAY HAVE THE EFFECT OF DELAYING, DETERRING OR PREVENTING A CHANGE IN CONTROL THAT MIGHT OTHERWISE BE CONSIDERED TO BE IN THE BEST INTERESTS OF SHAREHOLDERS.

     Pursuant to our Stockholder Protection Rights Agreement dated February 4, 1999 (the "rights plan"), holders of Beckman Coulter common stock will have the right to purchase additional capital stock of Beckman Coulter under specified circumstances including:

     - acquisition of, or the making of a tender offer for, 15% or more of the then outstanding shares of Beckman Coulter common stock by a person or group,

     - a merger or other business combination transaction resulting in our acquisition.

For a description of the rights plan, see "Common Stock and Preferred
Stock -- Participating Preferred Stock Purchase Rights" in the accompanying prospectus.

                                USE OF PROCEEDS

     We will use the net proceeds we receive from the sale of the notes, estimated to be approximately $194 million, after deduction of estimated offering expenses and underwriting discounts and commissions, to repay outstanding indebtedness under our credit facility. The average interest rate during 2000 and the three months ended March 31, 2001 on the indebtedness to be repaid was 7.02% and 6.44%, respectively, and such indebtedness has a maturity date of October 31, 2002. We incurred the outstanding indebtedness under the credit facility in connection with our acquisition of Coulter Corporation in October 1997.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our common stock is listed on the New York Stock Exchange under the symbol "BEC". The following table sets forth the high and low sales prices of the common stock for the fiscal quarters indicated as reported on the New York Stock Exchange Composite Tape and retroactively reflects the 2-for-1 stock split in the form of a stock dividend distributed on December 7, 2000 to stockholders of record on November 15, 2000.

                                                              HIGH      LOW
                                                             ------    ------
1998:
  First Quarter Ended 3/31/98..............................  $30.22    $20.50
  Second Quarter Ended 6/30/98.............................  $29.72    $25.41
  Third Quarter Ended 9/30/98..............................  $31.81    $25.00
  Fourth Quarter Ended 12/31/98............................  $27.13    $23.13

1999:
  First Quarter Ended 3/31/99..............................  $27.56    $20.00
  Second Quarter Ended 6/30/99.............................  $26.63    $21.72
  Third Quarter Ended 9/30/99..............................  $24.63    $20.56
  Fourth Quarter Ended 12/31/99............................  $25.69    $20.47

2000:
  First Quarter Ended 3/31/00..............................  $32.10    $23.66
  Second Quarter Ended 6/30/00.............................  $32.44    $28.81
  Third Quarter Ended 9/30/00..............................  $40.84    $28.94
  Fourth Quarter Ended 12/31/00............................  $41.94    $33.91

2001:
  First Quarter Ended 3/31/01..............................  $41.81    $34.50
  Second Quarter (through 6/5/01)..........................  $40.94    $34.63

     On June 5, 2001, the closing price of our common stock as reported on the New York Stock Exchange was $40.16. As of January 12, 2001, there were approximately 6,551 holders of record of shares of our common stock.

     On March 7, 2001 and May 31, 2001, we paid quarterly dividends of seventeen cents per share (eight and one-half cents per share post-split) of common stock. During 2000, we paid three quarterly dividends of sixteen cents per share (eight cents per share post- split) and one quarterly dividend of seventeen cents per share (eight and one-half cents per share post-split) for a total of sixty-five cents per share (thirty-two and one-half cents per share post-split) of common stock for the year. During 1999, we paid four consecutive quarterly dividends of sixteen cents per share (eight cents per share post-split) of common stock, for a total of sixty-four cents per share (thirty-two cents per share post-split) for the year. Under the terms of our credit agreement, which expires on October 31, 2002, dividend payments are limited but not prohibited. To date, this limitation has not had an impact on our dividends and we do not expect it to have an impact in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth:

     - our actual capitalization as of March 31, 2001; and

     - our capitalization as of March 31, 2001 as adjusted to give effect to this offering, after deducting estimated expenses and underwriting discounts and commissions.

     You should read this information together with "Summary Financial Data" and "Use of Proceeds" and the consolidated financial statements and related notes incorporated by reference into the accompanying prospectus.

                                                                  MARCH 31, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                               (IN MILLIONS, EXCEPT
                                                                AMOUNTS PER SHARE)
Cash and equivalents........................................  $   22.5     $   22.5
                                                              ========     ========
Current maturities of long-term debt........................       8.8          8.8
                                                              ========     ========
Long-term debt, less current maturities:
  Revolving credit facility.................................     303.0        109.0
  Senior notes, unsecured, due 2008(1)......................     240.0        240.0
  Senior notes, unsecured, due 2003(1)......................     160.0        160.0
  Debentures................................................     100.0        100.0
  Other long-term debt......................................      65.5         65.5
  Zero Coupon Convertible Senior Notes......................        --        200.0
                                                              --------     --------
       Total long-term debt, less current maturities(1).....     868.5        874.5
                                                              --------     --------
Stockholders' equity:
  Preferred stock, $0.10 par value; authorized 10.0 shares;
     none issued............................................        --           --
  Common stock, $0.10 par value; authorized 300.0 shares;
     60.2 shares issued and outstanding.....................       6.0          6.0
  Additional paid-in capital................................     179.2        179.2
  Retained earnings(2)......................................     241.5        241.2

  Accumulated other comprehensive loss:
     Cumulative foreign currency translation adjustments....     (53.7)       (53.7)
     Derivatives qualifying as hedges.......................      10.1         10.1
                                                              --------     --------
       Total stockholders' equity...........................     383.1        382.8
                                                              --------     --------
       Total capitalization.................................  $1,251.6     $1,257.3
                                                              ========     ========

---------------
(1) The Senior notes, unsecured, due 2008 exclude $7.0 million, and the Senior notes, unsecured, due 2003 exclude $1.4 million, due to a fair value adjustment pursuant to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

(2) Retained earnings, as adjusted, reflects the write-off of approximately $300,000 of certain capitalized credit facility issuance costs due to the decrease in the borrowing base as a result of early repayment of the outstanding indebtedness under our credit facility.

                             BECKMAN COULTER, INC.

BUSINESS

     Beckman Coulter simplifies and automates laboratory processes used in all phases of the battle against disease. We design, manufacture, and market systems which consist of instruments, chemistries, software, and supplies that meet a variety of laboratory needs. Our products are used in a range of applications, from instruments used for pioneering medical research, clinical trials and drug discovery to diagnostic tools found in hospitals and physicians' offices. We compete in market segments that totaled approximately $31 billion in annual sales worldwide in 1999, and we currently have products which address approximately half of that market.

     Our product lines include virtually all blood tests routinely performed in hospital laboratories and a range of systems for medical and pharmaceutical research. We offer a wide range of instrument systems and related products, including reagents, consumables, accessories, and support services in both the clinical diagnostics and the life science research segments. We have more than 175,000 systems operating in laboratories around the world, and in 2000 approximately 64% of our revenues came from after-market customer purchases of operating supplies, chemistry kits, and service. We market our products in approximately 130 countries, and approximately 45% of our 2000 revenues were generated outside the United States.

CUSTOMERS AND MARKETS

     The two primary segments which Beckman Coulter serves are the clinical diagnostics market and the life science research market. Our clinical diagnostics customers include hospital clinical laboratories, physicians' offices and group practices, and commercial reference laboratories (large central laboratories to which hospitals and physicians refer tests). Our life science research customers include universities conducting academic research, medical research laboratories, pharmaceutical companies, and biotechnology firms. Our customers are continually searching for processes and systems that can perform tests faster, more efficiently and at lower costs. We believe that our focus on automated, high-throughput systems positions us to capitalize on this need.

     From complex DNA sequencing to simple one-use diagnostic screening kits, Beckman Coulter is one of the largest companies devoted solely to biomedical testing. We serve the biomedical testing market with core competencies in technology, applications, distribution and service. We leverage our investment in research and development to create a range of systems that integrate instruments, software and chemistries for use across the spectrum of biomedical testing.

     Breakthrough medical research and drug discovery are currently high growth markets, thanks to advances in genomics. With the rough map of the human genome complete, the work that will more directly affect patient care begins as researchers incorporate this information into specific studies to improve therapeutics. All of our life science research products play a role in the biomedical research and development testing area. These systems help researchers understand disease by simplifying and automating key testing processes.

     In 1999, universities and medical research laboratories represented about 46% of the market for this type of testing. These groups perform basic medical research to further understand the molecular basis of disease. Biotechnology firms and pharmaceutical companies represented the other 54% of the biomedical research market in 1999. They rely on our instrument systems to speed the long and detailed drug discovery process. More than 125,000 Beckman Coulter systems operate in life science labs today. We are a technological leader in robotic automation/liquid handling, centrifugation and capillary electrophoresis. Research and development testing was estimated to be an approximately $8 billion market in 1999 based on annual worldwide sales.

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     Once new therapeutics and vaccines emerge from the research phase, they move into clinical trials to evaluate their effectiveness. In this stage, standard blood chemistry tests are run on patients regularly. At the same time, specialized tests are performed, based on the particular disease state under evaluation.

     As new diagnostic technologies move from research applications into more general patient use, they are often performed in private laboratories or university hospitals. Genetic testing, cancer monitoring and special immune system testing fall into this category. Beckman Coulter has a menu of more than 1,300 flow cytometry tests currently used in researching, diagnosing and monitoring diseases such as leukemia, HIV, and various cancers. They are also critical in the evaluation of bone marrow and other transplants. The market for specialty testing was estimated to be approximately $3 billion in 1999 based on annual worldwide sales.

     Once diagnostic technologies become generally accepted, they become part of routine patient care. Physicians order tests such as cholesterol, glucose, and complete blood cell counts on a daily basis. These tests are used to provide information for diagnosis and to help monitor the efficacy of therapy. We have one of the broadest product lines available to the diagnostic laboratory. This product breadth allows us to provide a systems approach to improving total laboratory productivity. Our systems can perform nearly 100% of the blood tests routinely performed on patient samples in the hospital laboratory. We have leading market positions in hematology, hemostasis, and routine chemistry testing. We are also a leader in providing progressive automation solutions that help labs speed test results, lower labor expenses, ensure the quality of testing and reduce overall healthcare costs. We are also active in point-of-care testing. These tests are used for rapid diagnosis or on-going patient monitoring. Some tests, such as CBCs (complete blood counts) are performed on analyzers designed for quick, single sample results. Other tests are disposable, one-use tests to screen for pregnancy, infectious disease, ulcer-causing bacteria and indications of cancer. The patient care testing market was estimated to be approximately $20 billion in 1999 based on annual worldwide sales.

     The clinical diagnostics and life science research markets both have significant barriers to entry. One major barrier is the research and development investment and technical infrastructure required to develop products that require the integration of chemistry, engineering, cellular analysis, and computer sciences. In addition, it is necessary to have an extensive worldwide distribution infrastructure with highly qualified personnel to provide sales, service, customer training, and technical product support. Also, in some cases, permission to market clinical diagnostics products must be obtained in the United States and other countries.

     Nevertheless, both the clinical diagnostics and the life science research markets are highly competitive. We encounter significant competition in each market from many domestic and international manufacturers. Also, the clinical diagnostics market continues to be unfavorably impacted by global health care cost containment policies, while the life science research market continues to be affected by consolidation of pharmaceutical companies and governmental constraints on research and development spending, primarily outside of the United States.

     Consolidation also is a key factor affecting the clinical diagnostics market. Attempts to lower costs and increase efficiencies have led to consolidation among healthcare providers in the United States. One result of this consolidation is the formation of powerful provider groups that leverage their purchasing power with suppliers to contain costs. Preferred supplier arrangements and combined purchases are becoming more commonplace. Consequently, it has become essential for manufacturers to provide cost-effective diagnostic systems to remain competitive. In addition, consolidation has put pressure on diagnostic equipment manufacturers to broaden their product offerings to encompass a wider range of testing capability, greater automation and higher volume capacity. Manufacturers that have the ability to automate a wide variety of tests on integrated workstations have a distinct competitive advantage. Broad testing menus that include immunoassays and routine chemistry tests are highly attractive to laboratories seeking to reduce the number of vendors they utilize.

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     Finally, consolidation has made it increasingly important for suppliers to deploy a highly focused sales force that is able to execute innovative marketing approaches and to maintain a reliable after-sale service network.

     The size and growth of our markets are influenced by a number of factors, such as technological innovation in bioanalytical practice, government funding for basic and disease-related research (for example, heart disease, AIDS and cancer), research and development spending by biotechnology and pharmaceutical companies, healthcare spending, and physician practice. As a result of the cost containment pressures and other factors described above, we expect both markets to grow in the single digits over the short term. In the long term, we expect worldwide healthcare expenditures for diagnostic testing to increase, primarily as a result of growing demand for services generated by the aging of the world population, increasing expenditures on diseases requiring costly treatment (for example, diabetes, AIDS and cancer), and expanding demand for improved healthcare services in developing countries.

PRODUCTS

     We offer a wide range of instrument systems and related products, including reagents, consumables, accessories, and support services in both the clinical diagnostics and the life science research segments. Clinical diagnostics products represented approximately 78% of our product sales in 1998, 1999 and 2000, whereas life science research products accounted for approximately 22% of our product sales in those years.

CLINICAL DIAGNOSTICS PRODUCTS

     OVERVIEW

     The clinical diagnostics market encompasses the detection and monitoring of disease by means of laboratory evaluation and analysis of bodily fluids, cells, and other substances from patients. This type of testing is referred to as "in vitro diagnostic" or "IVD" testing. Due to its important role in the diagnosis and treatment of patients, IVD testing is an integral part of the overall management of patient care. Additionally, IVD testing is increasingly valued as an effective method of reducing healthcare costs by reducing the length of hospital stays through accurate, early detection of health disorders and management of treatment.

     IVD systems are composed of instruments, reagents, consumables, service and data management systems. They automate repetitive manual tasks, improve test accuracy, and speed the reporting of results. Instruments typically have a five- to ten-year life. Reagents are substances that react with the patient sample to produce measurable, objective results. The consumables vary across application segments but are generally items such as sample containers, adapters, and pipette tips used during test procedures. Reagents, accessories, consumables, and services generate significant ongoing revenues for suppliers. Sample handling and preparation devices as well as data management systems are becoming increasingly important components of IVD systems. These system enhancements reduce customer costs through automation.

     We believe that the most important criteria customers use to evaluate IVD systems are operating costs, reliability, reagent quality and service. We also believe that by providing a fully integrated system that is cost effective, reliable and easy to use, we build loyalty among customers who value consistency and accuracy in test results.

     The major diagnostic fields that comprise the IVD industry include clinical chemistry, immunochemistry, microbiology, hematology and blood banking. The IVD industry market was estimated to be approximately $20 billion in 1999, based on annual sales worldwide, and is estimated to grow at a 6% compound annual rate through 2004. We primarily serve the hospital and reference laboratory customers of the IVD market, which tend to use more precise, higher volume and more automated IVD systems. In 1999, hospital and reference laboratory customers constituted approximately $15.8 billion of the IVD market. We divide the market into three major broad subcategories -- clinical chemistry, immunodiagnos-

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tics, and cellular analysis. We also offer products in areas we identify as primary care (primarily physician offices and clinics), hemostasis, and flow cytometry.

     CLINICAL CHEMISTRY SYSTEMS

     Clinical chemistry systems use electrochemical detection or chemical reactions with patient samples to detect and quantify substances of diagnostic interest (referred to as "analytes") in blood, urine or other body fluids. Analytes for which tests are commonly performed include proteins, glucose, cholesterol, triglycerides, electrolytes, and enzymes. We offer a range of automated clinical chemistry systems to meet the testing requirements of varying size laboratories, together with software that allows these systems to communicate with central hospital computers. To save time and reduce errors, systems identify patient samples through barcodes. Automated clinical chemistry systems are designed to be available for testing on short notice, twenty-four hours a day. We have generally configured our systems for the work flow in medium and large hospitals, but the systems also have application in regional reference labs. Over 190 tests for individual analytes are offered for use with our clinical chemistry systems.

     IMMUNODIAGNOSTIC SYSTEMS

     Immunodiagnostic systems, like clinical chemistry systems, use chemical reactions to detect and quantify chemical substances of diagnostic interest in blood, urine or other body fluids. The key difference is that immunodiagnostic systems use antibodies and antigens as the central component in analytical reactions.

     Antibodies are created by an organism's immune system and, when incorporated in test kits, provide the ability to detect and quantify very low analyte concentrations. Commonly performed tests assess thyroid function, and screen and monitor for cancer and cardiac risk. Immunodiagnostic systems have been designed to meet the special requirements of these reactions and to simplify lab processes. They are able to automatically identify individual patient sample tubes and communicate with the laboratory's central computer. We offer over 90 immunodiagnostic test kits for individual analytes.

     Electrophoresis systems provide analytical information by using an electrical charge to separate a sample into its various components. The presence or absence of various components as well as the relative concentrations of each provide diagnostic information. The relative concentration of each component is determined by scanning the test result using a densitometer. We sell a variety of manual and automated electrophoresis tests.

     We also sell a number of manual immunodiagnostic tests. Paramount among these products are tests for prostate specific antigen (PSA) and free PSA. The PSA test is utilized as an aid in the detection (in conjunction with digital rectal examination) and monitoring of prostate cancer. The free PSA test is used in conjunction with our PSA test to assist in determining which patients require further testing and evaluation.

     CELLULAR ANALYSIS SYSTEMS

     Our blood cell systems use the principles of physics, optics, electronics and chemistry to separate cells of diagnostic interest and then quantify and characterize them. These systems fall into two categories: hematology and flow cytometry. Hematology systems allow clinicians to study formed elements in blood such as red and white blood cells and platelets. The most common diagnostic result is a "CBC" or complete blood count, which provides eight to twenty-three blood cell parameters. Flow cytometers can extend analysis beyond blood to include bone marrow, tumors and other cells. The rise of the AIDS epidemic and the need to monitor subclasses of white blood cells moved cytometry from being largely a research technique into general clinical practice. These systems are automated, use bar codes to identify samples and can communicate with central computers.

     Our hematology product line is structured to address the differing requirements of the high, medium, and low volume portions of this market. The systems in the higher volume segment utilize volume,

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conductivity and light scatter (VCS) technology in addition to conventional, electrical aperture-impedance (Coulter Principle) technology. Unlike other technologies, the Coulter VCS method counts and characterizes white blood cells while maintaining their near native integrity throughout the analysis. The systems in the lower volume segment rely exclusively upon electrical aperture-impedance technology.

     Our line of flow cytometry systems is used for advanced diagnostics and research. It is designed to perform sophisticated cell analysis and sorting applications using Beckman Coulter's extensive portfolio of reagents. Our particle characterization products are used to identify specific characteristics (such as number, size, and relative mobility) of particles suspended in solution. They are also used to identify characteristics such as surface area and pore size distribution of powdered or solid materials. This group offers over eight product lines utilizing seven different technologies to satisfy markets such as biological research and pharmaceutical development as well as a host of Industrial segments.

     HEMOSTASIS SYSTEMS

     The property of circulation which maintains blood within the blood vessels is referred to as hemostasis. The hemostatic process depends upon a delicate balance between a system that promotes clotting and another that removes the clots after they have formed. A defect in any part of any one of these systems will result in an imbalance that can lead to either excessive bleeding (hemophilia) or a propensity to clot (stroke and myocardial infarction). We offer a complete line of coagulation analyzers and their corresponding reagents that monitor both of these systems.

     We are the North American distributor of the Instrumentation Laboratory line of hemostasis products. These hemostasis systems rely on clotting, chromogenic and immunologic technologies to produce the detailed information that the clinician requires to be able to make an appropriate assessment of a patient's hemostatic system. All of these systems utilize an optical detection method that either detects a clotting or agglutination process, or a color change, after the appropriate reagents have been mixed with the patient's blood.

     PRIMARY CARE DIAGNOSTICS

     We offer a number of products used in physicians' offices, clinics, hospitals and other medical settings. These products include several single-use self-contained diagnostic test kits, such as our Hemoccult(R) occult blood test and our FlexSure(R) HP test kit. The Hemoccult test is used as an aid in screening for gastrointestinal disease, most importantly colorectal cancer, and is the number one seller in the colorectal screening market. The FlexSure HP test is used as an aid in the diagnosis of H. pylori infection, which is associated with several gastrointestinal diseases, including peptic ulcers and gastric cancer. In addition, we market the ICON(R) line of test kits, featuring a high sensitivity pregnancy test widely used by health care practitioners.

LIFE SCIENCE RESEARCH PRODUCTS

     OVERVIEW

     Life science research is the study of the characteristics, behavior and structure of living organisms and their component systems. Life science researchers utilize a variety of instruments and related biochemicals and supplies in the study of life processes. The total market for instruments and related biochemicals and supplies used primarily for life science research was estimated to be approximately $10.6 billion in 1999 based on annual worldwide sales. We focus on customers doing research in university and medical school labs, research institutes, government labs, and biotechnology and pharmaceutical companies. The market for life science research instruments and related biochemicals and supplies used by these customers in 1999 was approximately $8.1 billion. The products which we provide to serve these customers include centrifuges, liquid handling robotic workstations, capillary electrophoresis, DNA sequencers, DNA synthesis, spectrophotometers, high performance liquid chromatography systems, and liquid scintillation counters. Trends in the life science research market include the growth in funding for genetic analysis and

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drug discovery research coupled with an increasing demand for automation and efficiency in high throughput processes.

     We divide our life science research products into two broad categories -- robotic automation and genetic analysis, and centrifugation and analytical systems.

     ROBOTIC AUTOMATION AND GENETIC ANALYSIS PRODUCTS

     Our products are used in many parts of the drug discovery process. An important application for the robotic automation products is in primary screening. The primary screen is done to test libraries of compounds for possible interaction with a target protein, which is associated with a disease state. High-throughput screening is a term that is often used to describe the primary screen, which can involve the screening of 100,000 or more compounds. Secondary screening and pre-clinical testing can also require samples to be processed in an automated or high-throughput mode.

     The Human Genome Project, the SNP Consortium, and a host of "gene hunter" companies are currently providing valuable genetic information to pharmaceutical companies that allows the pharmaceutical company to select relevant target proteins. The analysis of massive amounts of genetic information also requires the automation of sample processing in order to meet the aggressive timetables which have been established for some projects.

     DNA sequencers allow researchers to determine a nucleic acid sequence through an electrophoretic separation. DNA synthesizers provide an essential component, primers, for many molecular biology reactions. These techniques are central to molecular biology and the understanding of the genetic component of life processes. Our primary entry in the DNA sequencing field is our CEQ(TM) 2000XL DNA Analysis System, which was introduced in 2000. This system uses capillary electrophoresis technology along with our proprietary linear polyacrylamide gel to obtain large reads of genetic code in less time.

     Single nucleotide polymorphisms, or SNPs, are variations in genetic code that can predispose people to certain illnesses and cause unique responses to treatment. Scientists hope these variations will help them to understand how and when the genetic variations are manifested differently in chronic conditions like asthma, diabetes, heart disease, and cancer. We have collaborated with companies such as Third Wave Technologies, Orchid BioSciences, and Sequenom to develop new methods for faster SNP detection which rely on products such as our Biomek(R) Automated Workstations and SAGIAN(TM) Core systems to streamline the task. These products provide customers with the means to perform low-cost, automated assay development as well as accurate analysis of tens of thousands human genetic variations.

     Liquid handling robotic workstations and integrated systems automatically perform exacting and repetitive processes in biotechnology and drug discovery laboratories. Operations include the dispensing, measuring, dilution and mixing of samples and analysis of reactions as well as robotic manipulation of samples. Key products in this area are our SAGIAN(TM) Core Systems and Biomek(R) FX workstation, which was introduced in 2000. These products help biotechnology and pharmaceutical firms substantially reduce the time to market for new drugs by allowing them to process assays 24 hours a day. These systems use sophisticated scheduling and data handling software. In 2000, we signed distribution agreements with Cellomics, Inc. and Promega Corporation to sell their specialized products in concert with our automation systems.

     CENTRIFUGATION AND ANALYTICAL SYSTEMS

     We offer a wide range of life science research systems that are used to advance basic understanding of life processes. Much of this basic research is done in university and medical school labs, research institutes and government labs. The same research systems are also used for applied research in pharmaceutical and biotechnology companies. Product categories include pH meters, centrifuges, flow cytometers, high performance liquid chromatography, capillary electrophoresis, spectrophotometers and liquid scintillation counters.

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IMMUNOMICS

     In 2000, we formed our Immunomics Operations to develop and introduce products based on a proprietary technology which allows direct ex vivo quantitation of antigen specific T cells. Current methods for detecting these antigen specific T cells, such as Cytotoxicity Assay, Limiting Dilution Assay
(LDA), and ELISpot, are cumbersome and convenient reagents for them have not been available. Our products, on the other hand, will be suitable for routine laboratory use, measure all antigen specific cells, and allow multiparametric flow analysis for functional determinations.

     This line of products will bridge both the life science research and clinical diagnostics markets. Initially, they will include standard research products and custom products designed to meet the needs of researchers measuring the response to specific peptides. Performed on flow cytometers, these cellular immune response tests can be used in a variety of clinical research activities, such as in clinical trials to quickly determine if new vaccines or therapies are creating the appropriate response in the body. Ultimately, we anticipate that complementary in vitro diagnostic tests will be developed using the same technology.

COMPETITION

     The markets for our products are highly competitive, with many companies participating in one or more parts of each market segment. Competitors in the clinical diagnostics market include Abbott Laboratories (Diagnostics Division), Bayer Corporation/Chiron Corporation, Dade Behring, Inc., Becton Dickinson and Company, Johnson & Johnson (Ortho Diagnostics Division), Roche Holdings Ltd. (Roche Boehringer Mannheim Diagnostics Division), Diagnostica Stago and Sysmex Corporation of America (a subsidiary of TOA Medical Electronics Co. Ltd.).

     Competitors focused more directly in the life science research market include, Agilent Technologies, Inc., Amersham Pharmacia Biotech p.l.c., Becton Dickinson and Company, Bio-Rad Laboratories, Inc., Hitachi, Ltd., Packard BioScience Company, Jouan, Inc., Kendro Laboratory Products, Inc., Applied Biosystems Group, Shimadzu Corp., Tecan AG, and Waters Corporation. Some of these competitors are divisions or subsidiaries of corporations with substantial resources. In addition, we compete with several companies that offer reagents, consumables and service for laboratory instruments that are manufactured by us and others.

RESEARCH AND DEVELOPMENT

     Our new products originate from four sources:

     - internal research and development programs;

     - external collaborative efforts with individuals in academic institutions and technology companies;

     - devices or techniques that are generated in customers' laboratories; and

     - business and technology acquisitions.

Development programs focus on production of new generations of existing product lines as well as new product categories not currently offered. Areas of pursuit include innovative approaches to cell characterization, immunochemistry, molecular biology, advanced electrophoresis technologies, automated sample processing and information technologies. Our research and development teams are skilled in optics, chemistry, electronics, software and mechanical and other engineering disciplines, in addition to a broad range of biological and chemical sciences. Our research and development expenditures were $185.0 million in 2000, $173.4 million in 1999 and $171.4 million in 1998.

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                            DESCRIPTION OF THE NOTES

     The notes will be issued under a senior indenture dated as of April 25, 2001, as supplemented by a supplemental indenture to be dated as of
               , 2001 (collectively, the "indenture"), between us and Citibank, N.A., as trustee (the "trustee"). A copy of the form of the indenture and the notes is available upon request as set forth under "Where You Can Find More Information" in the accompanying prospectus. The following summary of certain provisions of the indenture and the notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture, including the definitions therein of certain terms. Because the following is only a summary, it does not contain all information that you may find useful. For further information you should read the notes and the indenture.

     The notes are a series of debt securities as defined in the accompanying prospectus. The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of debt securities set forth in the accompanying prospectus. As used in this section ("Description of the Notes") the words "Beckman Coulter," "we," "us" and "our" refer to Beckman Coulter, Inc., but not any subsidiaries of Beckman Coulter, Inc. (unless the context otherwise requires).

GENERAL

     The notes:

     - will be our unsecured obligations and will rank equally with all of our other unsecured senior indebtedness;

     - will be limited to $          aggregate principal amount at maturity,
       plus a $          principal amount at maturity over-allotment option;

     - will be unconditionally guaranteed by our wholly owned subsidiaries Coulter Corporation and Hybritech Incorporated, subject to release and discharge as provided in the indenture;

     - will mature on                , 2021; and

     - will not pay interest annually (except as described under "-- Optional Conversion to Semi-annual Cash Pay Note Upon Tax Event"), but will pay a principal amount of $1,000 per note upon maturity, representing a yield
       to maturity of      %.

     The notes are redeemable prior to maturity only on or after
               , 2004, as described below under "-- Optional Redemption," and do not have the benefit of a sinking fund. Principal of the notes will be payable, and the transfer of notes will be registrable, at the office of the trustee.

     The notes are being offered at a substantial discount from their principal amount at maturity. See "Certain United States Federal Income Tax Considerations -- U.S. Holders -- Original Issue Discount." Except as described below, we will not make periodic cash payments of interest on the notes. Each note of $1,000 principal amount at maturity will be issued at an issue price of
$     per note. However, the notes will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a note. The calculation of the accrual of original issue discount will be on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months. The issue date for the notes and the commencement date for the accrual of original issue discount
will be                , 2001.

     The notes will be issued only in registered form without coupons in denominations of $1,000 principal amount at maturity and any integral multiple of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, New York, New York ("DTC"). See "-- Book Entry; Global Securities."

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CONVERSION RIGHTS

     A holder may convert notes, in multiples of $1,000 principal amount at maturity, into Beckman Coulter common stock at any time before the close of
business on                , 2021. However, if the Sale Price (as defined below
under "-- Purchase of Notes at the Option of the Holder") on the trading day immediately preceding the conversion date is (a) less than 100% of the sum of the issue price plus accrued original issue discount, with such sum divided by the conversion rate (which we call the "accreted conversion price"), then the holder electing to exercise its conversion right will receive, in lieu of Beckman Coulter common stock, cash in an amount equal to 95% of the product of the conversion rate and such Sale Price or (b) greater than or equal to 100% of the accreted conversion price but less than 110% of the accreted conversion price, the holder will receive, in lieu of Beckman Coulter common stock, cash in an amount equal to the sum of the issue price of the notes plus accrued original issue discount.

     The provision described in the second sentence of the preceding paragraph does not apply with respect to notes called for redemption. Any cash payment owing pursuant to the provision described in the second sentence of the preceding paragraph in respect of a conversion of Beckman Coulter common stock prior to July 1, 2003 will be made on or before July 1, 2003 and will accrue interest from the conversion date at a rate of 22 basis points above the three month London Interbank Offered Rate in effect two business days before the conversion date, determined as described in the indenture, through the date of payment. If an Event of Default as described under "-- Events of Default" below (other than a default in cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes (other than cash in lieu of fractional shares). For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Certain United States Federal Income Tax Considerations -- U.S. Holders -- Exercise of Holder's Put Option."

     A holder may convert a note only until the close of business on the last business day prior to the redemption date if we call a note for redemption, unless we default on payment of the redemption price. A note for which a holder has delivered a purchase notice or a Fundamental Change (as defined herein) repurchase notice requiring us to purchase or repurchase the note may be converted only if such notice is withdrawn in accordance with the indenture.

     The indenture provides that the date on which all of the requirements for delivery of a note for conversion have been satisfied is the "conversion date."

     The initial conversion rate is           shares of common stock per note
with a principal amount at maturity of $1,000, subject to adjustment upon the occurrence of certain events described below. The conversion rate will not be adjusted for accrued original issue discount.

     In lieu of issuing fractional shares, we will pay an amount of cash based on the Sale Price (as defined below under "-- Purchase of Notes at the Option of the Holder") of the common stock on the trading day immediately preceding the conversion date. On conversion of a note, a holder will not receive any cash payment representing accrued original issue discount and the conversion rate will not be adjusted to reflect any such accrual. Our delivery to the holder of the fixed number of shares of common stock into which the note is convertible, together with any cash payment for fractional shares, will be deemed:

     - to satisfy our obligation to pay the principal amount at maturity of the note; and

     - to satisfy our obligation to pay original issue discount that accrued from the issue date through the conversion date.

     As a result, accrued original issue discount is deemed to be paid in full rather than canceled, extinguished or forfeited. We will not undertake to advise holders of the amount of accrued original issue discount at the time of conversion.

     A certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving

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common stock upon conversion, see "Certain United States Federal Income Tax
Considerations -- U.S. Holders -- Conversion of Notes."

     The conversion rate will be adjusted for:

     - dividends or distributions on Beckman Coulter common stock payable in Beckman Coulter common stock or other Beckman Coulter capital stock;

     - subdivisions, combinations or certain reclassifications of Beckman Coulter common stock;

     - distributions to all holders of Beckman Coulter common stock of certain rights to purchase Beckman Coulter common stock for a period expiring within 60 days at less than the Sale Price at the time; and

     - certain distributions to all holders of Beckman Coulter common stock of our assets or debt securities or certain rights to purchase our securities (excluding (a) cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 10% of the Sale Price on the day preceding the date of declaration of such dividend or other distribution and (b) distributions in connection with a transaction described in the third succeeding paragraph).

No adjustment need be made, however,

     - if holders may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that our Board of Directors determines to be fair and appropriate,

     - for rights to purchase common stock pursuant to a dividend or interest reinvestment plan sponsored by us,

     - for rights to purchase capital stock pursuant to our Stockholder Protection Rights Agreement dated as of February 4, 1999, or

     - unless such adjustment, together with any other adjustments similarly deferred, equals at least 1% of the then current conversion rate.

     In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities distributed to shareholders (a) equals or exceeds the average quoted price of the common stock, or (b) such average quoted price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, the holder of a note will be entitled to receive upon conversion, in addition to the shares of Beckman Coulter common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such note immediately prior to the record date for determining the shareholders entitled to receive the distribution. The methodology for determining average quoted price will depend upon the form and timing of the distribution involved, as set forth in the indenture.

     The indenture permits us to increase the conversion rate from time to time.

     If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Beckman Coulter or another person which the holder would have received if the holder had converted the holder's notes immediately prior to the transaction. This assumes that a holder of notes would not have exercised any rights of election as to the consideration receivable in connection with the transaction.

     Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend as the result of:

     - a taxable distribution to holders of common stock which results in an adjustment of the conversion rate; or

     - an increase in conversion rate at our discretion.

     See "Certain United States Federal Income Tax Considerations -- U.S. Holders -- Deemed Distributions."

     If we exercise our option to have cash interest, instead of original issue discount, accrue on a note following a Tax Event (as defined herein), the holder will be entitled on conversion to receive the same number of shares of Beckman Coulter common stock the holder would have received if we had not exercised this option.

     If we exercise this option, notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business of the next interest payment date, except for notes to be redeemed on a date within this period or on the next interest payment date, must be accompanied by payment of an amount equal to the interest that the registered holder is to receive on the note.

     Except where notes surrendered for conversion must be accompanied by payment as described above, we will not pay interest on converted notes on any interest payment date subsequent to the date of conversion. See "-- Optional Conversion to Semi-annual Cash Pay Note Upon Tax Event."

OPTIONAL REDEMPTION

     No sinking fund is provided for the notes. Prior to                     ,
2004, the notes will not be redeemable. Beginning on                     , 2004,
at our option we may redeem the notes for cash at any time as a whole, or from time to time in part. We will give not less than 30 days nor more than 60 days notice of redemption by mail to all holders of record of the notes and the trustee, by issuance of a press release to the Reuters and Bloomberg news services and by publication in The Wall Street Journal (or, if The Wall Street Journal is not published at that time, another newspaper of national circulation).

     The table below shows what redemption prices of a note per $1,000 principal
amount at maturity would be on                , 2004, at each
thereafter prior to maturity and at maturity on                , 2021. These
prices equal the issue price plus the accrued original issue discount calculated to each such date. The redemption price of a note redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                                  ACCRUED
                                                               ORIGINAL ISSUE
                                                                DISCOUNT AT        REDEMPTION
              REDEMPTION DATE                ISSUE PRICE(1)         %(2)         PRICE(1) + (2)
              ---------------                --------------    --------------    --------------
            , 2004.........................
            , 2005.........................
            , 2006.........................
            , 2007.........................
            , 2008.........................
            , 2009.........................
            , 2010.........................
            , 2011.........................
            , 2012.........................
            , 2013.........................
            , 2014.........................
            , 2015.........................
            , 2016.........................
            , 2017.........................
            , 2018.........................
            , 2019.........................
            , 2020.........................
At stated maturity.........................

     If converted to semi-annual cash pay notes following the occurrence of a Tax Event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of such conversion through the redemption date. However, in no event may the notes be redeemed prior to
            , 2004. See "-- Optional Conversion to Semi-annual Cash Pay Note Upon Tax Event."

     If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case the trustee may select the notes by any method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be the portion selected for redemption.

PURCHASE OF NOTES AT THE OPTION OF THE HOLDER

     On the purchase dates of                  , 2004,                  , 2007,
                 , 2010,                , 2013 and                , 2016, we
will, at the option of the holder, be required to purchase any outstanding note for which a written purchase notice has been properly delivered by the holder to the trustee and not withdrawn, subject to certain additional conditions. Holders may submit their notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date.

     The purchase price of a note will be:

     - $     per note on             , 2004;

     - $     per note on             , 2007;

     - $     per note on             , 2010;

     - $     per note on             , 2013; and

     - $     per note on             , 2016.

These purchase prices equal the issue price plus accrued original issue discount to the purchase dates. If prior to a purchase date the notes have been converted to semi-annual cash pay notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of such conversion to the purchase date. See
"-- Optional Conversion to Semi-annual Cash Pay Note Upon Tax Event."

     We will pay cash for all notes purchased on                     , 2004. For
purchases on or after                     , 2007 we may, at our option, instead
of paying the purchase price in cash, pay all or a portion of the purchase price in Beckman Coulter common stock, as long as Beckman Coulter common stock is then listed on a national securities exchange or traded on the NASDAQ National Market System. If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the purchase price to be paid in common stock divided by 97.5% of the Market Price of a share of Beckman Coulter common stock.

     We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     - for purchases on or after                     , 2007, whether we will pay
       the purchase price of notes in cash, common stock or a combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the Market Price of the common stock; and

     - the procedures that holders must follow to require us to purchase their notes.

     The purchase notice given by each holder electing to require us to purchase notes shall state:

     - the certificate numbers of the holder's notes to be delivered for purchase, if the notes are in certificated form;

     - the portion of the principal amount at maturity of notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

     - that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture; and

     - for purchases on or after                     , 2007, in the event we
       elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any condition to payment of the repurchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects: (1) to withdraw the purchase notice as to some or all of the notes to which it relates, or (2) to receive cash in respect of the entire purchase price for all notes or portions of notes subject to such purchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire repurchase price for all notes subject to the repurchase notice in these circumstances. For a discussion of the tax treatment of a holder exercising the right to require Beckman Coulter to purchase notes (including the tax treatment of a holder receiving cash instead of common stock), see "Certain United States Federal Income Tax Considerations -- U.S. Holders -- Exercise of Holder's Put Option."

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date.

     The notice of withdrawal shall state:

     - the principal amount at maturity being withdrawn;

     - if the notes are in certificated form, the certificate numbers of the notes being withdrawn; and

     - the principal amount at maturity of the notes that remain subject to the purchase notice, if any.

     In connection with any purchase offer, we will, to the extent legally applicable:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, either by book entry transfer or in certificated form together with all necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date or the time of delivery of the note.

     We will pay cash based on the Market Price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Considerations -- U.S. Holders -- Exercise of Holder's Put Option."

     The "Market Price" means the average of the Sale Prices of Beckman Coulter common stock for the 20 trading day period ending on the third business day (if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day) prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such 20 trading day period and ending on such purchase date, of certain events with respect to the common stock that would result in an adjustment of the conversion rate.

     The "Sale Price" of the common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the NASDAQ National Market System.

     Because the Market Price of the common stock is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the common stock to be received from the date such Market Price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the Market Price is published in a daily newspaper of national circulation.

     Our right to purchase notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of such holder entirely in cash. See "Certain United States Federal Income Tax Considerations -- U.S. Holders -- Exercise of Holder's Put Option." We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

     If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and original issue discount on such note (or if the notes have been converted to semi-annual cash pay notes following the occurrence of a Tax Event, interest on such note) will cease to accrue, whether or not book entry transfer is made or the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the note.

     Our ability to purchase notes may be limited by the terms of our then existing indebtedness or financing agreements.

     No notes may be purchased at the option of holders if there has occurred and is continuing an Event of Default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

FUNDAMENTAL CHANGE PERMITS HOLDER TO REQUIRE US TO REPURCHASE NOTES

     If a Fundamental Change occurs prior to                     , 2004, each
holder will have the right, at the holder's option, to require us to repurchase any or all of the holder's notes. The notes may be repurchased in multiples of $1,000 principal amount at maturity. We will repurchase the notes at a price equal to the issue price plus accrued original issue discount to the repurchase date. See the table under "-- Optional Redemption." If, prior to the repurchase date, we elect to convert the notes to semi-annual cash pay notes following a Tax Event, the repurchase price will be equal to the restated principal amount plus accrued and unpaid interest to the repurchase date. See "-- Optional Conversion to Semi-annual Cash Pay Note Upon Tax Event."

     A Fundamental Change occurs if:

     - Beckman Coulter consolidates or merges with or into another person and, immediately after giving effect to the merger or consolidation, less than 50% of the outstanding securities entitled to vote generally in the election of directors or persons who serve similar functions of the surviving or resulting entity are then beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) in the aggregate by Beckman Coulter's stockholders immediately prior to such merger or consolidation, or if the record date has been set to determine Beckman Coulter's stockholders entitled to vote on such merger or consolidation, the stockholders as of such record date;

     - Beckman Coulter sells, conveys, transfers or leases its properties and assets substantially as an entirety to any person (other than a subsidiary);

     - Beckman Coulter's outstanding common stock is reclassified into, exchanged for or converted into the right to receive any other property or security provided that none of these circumstances will be a Fundamental Change if all or substantially all of such property and securities, other than cash payments for fractional shares, consists of shares of voting common stock of the surviving person that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States; or

     - any person, including its affiliates and associates (an "Acquiring Person"), files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the total voting power in the aggregate of all classes of our common stock then outstanding normally entitled to vote in elections of directors other than through a merger or binding share exchange in which all or substantially all of the consideration (except for cash payments for fractional shares) received by the holders (other than the Acquiring Person) of Beckman Coulter common stock consists of shares of voting common stock of the surviving person that are, or that upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

     For any Fundamental Change repurchase prior to October 31, 2002 we may, at our option, instead of paying the repurchase price in cash, pay all or a portion of the repurchase price in Beckman Coulter common stock, as long as Beckman Coulter common stock is then listed on a national securities exchange or traded on the NASDAQ National Market System. If Beckman Coulter common stock does not meet the foregoing criteria as of such date, any cash payment owing pursuant to the preceding sentence will be made on or before November 30, 2002 and will accrue interest from the conversion date at a rate of 22 basis points above the three month London Interbank Offered Rate in effect two business days before the conversion date, determined as described in the indenture, through the date of payment. If we elect to pay the repurchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the repurchase price to be paid in common stock divided by 97.5% of the Market Price of a share of Beckman Coulter common stock.

     On or before the 30th day after the occurrence of a Fundamental Change, we will issue a press release to the Reuters and Bloomberg news services, publish in The Wall Street Journal (or, if The Wall Street Journal is not published at that time, another newspaper of national circulation) and mail to all holders of record of the notes and the trustee a notice of the occurrence of the Fundamental Change and of the resulting repurchase right. Such notice shall state, among other things:

     - for repurchases before October 31, 2002, whether we will pay the repurchase price of notes in cash, common stock or a combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the Market Price of the common stock; and

     - the procedures that holders must follow to require us to repurchase their notes.

     To exercise the repurchase right, holders of notes must deliver, on or before the 60th day after the date of our notice of a Fundamental Change, the notes to be repurchased, either by book entry transfer or in certificated form together with all necessary endorsements, duly endorsed for transfer, together with a written repurchase notice and the form entitled "Option to Elect Repurchase Upon a Fundamental Change" on the reverse side of the note duly completed, to the paying agent. The repurchase notice given by each holder electing to require Beckman Coulter to repurchase notes shall state:

     - if the notes are in certificated form, the certificate numbers of the holder's notes to be delivered for repurchase;

     - the portion of the principal amount at maturity of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000;

     - that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture; and

     - for repurchases before October 31, 2002, in the event we elect, pursuant to the notice that we are required to give, to pay the repurchase price in common stock, in whole or in part, but the repurchase price is ultimately to be paid to the holder entirely in cash because any condition to payment of the repurchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the repurchase date, as described below, whether the holder elects: (1) to withdraw the repurchase notice as to some or all of the notes to which it relates, or (2) to receive cash on or before November 30, 2002 and any accrued interest thereon in respect of the entire repurchase price for all notes or portions of notes subject to such repurchase notice.

     Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

     - the principal amount at maturity being withdrawn;

     - the certificate numbers of the notes being withdrawn; and

     - the principal amount at maturity of the notes that remain subject to the repurchase notice, if any.

     We will pay cash based on the Market Price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the repurchase price. See "Certain United States Federal Income Tax Considerations -- U.S. Holders -- Exercise of Holder's Put Option."

     Because the Market Price of the common stock is determined prior to the applicable repurchase date, holders of notes bear the market risk with respect to the value of the common stock to be received from the date such Market Price is determined to such repurchase date. We may pay the repurchase price or any portion of the repurchase price in common stock only if the information necessary to calculate the Market Price is published in a daily newspaper of national circulation.

     Our right to repurchase notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the repurchase date, we will pay the repurchase price of the notes of such holder entirely in cash. See "Certain United States Federal Income Tax Considerations -- U.S. Holders -- Exercise of Holder's Put Option." We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the note in certificated form, together with all necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. Payment of the repurchase price for the notes will be made promptly following the later of the repurchase date or the time of book-entry transfer or physical delivery of the notes.

     If the paying agent holds money or securities sufficient to pay the repurchase price of a note on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the note will cease to be outstanding and original issue discount on such note or, if the notes have been converted to semi-annual cash pay notes following the occurrence of a Tax Event, interest on such note, will cease to accrue, whether or not book-entry transfer is made or the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

     We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable in connection with the repurchase of the notes in the event of a Fundamental Change.

     The repurchase rights of the holders of notes could discourage a potential acquiror of Beckman Coulter. The Fundamental Change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of Beckman Coulter by any means or part of a plan by management to adopt a series of anti-takeover provisions.

     The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a Fundamental Change may not protect noteholders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     One of the events that constitutes a Fundamental Change is a sale, conveyance, transfer or lease of our assets substantially as an entirety to any person (other than a subsidiary). New York law will govern the indenture and the notes, and there is no established quantitative definition under New York law of the phrase "substantially as an entirety" in respect of the assets of a corporation. Accordingly, if we engaged in a transaction in which we disposed of less than all of our assets, a question of interpretation could arise as to whether that disposition was of our assets "substantially as an entirety" and whether we were required to purchase notes at the option of the holders.

     If a Fundamental Change were to occur, there can be no assurance that we would have funds sufficient to pay the Fundamental Change repurchase price for all of the notes that might be delivered by holders seeking to exercise the repurchase right, because we might also be required to prepay certain other indebtedness having change of control provisions in favor of the holders thereof. In addition, our ability to purchase notes with cash may be limited by the terms of our then-existing financing agreements.

     No notes may be repurchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an Event of Default described under "-- Events of Default" below. However, notes may be repurchased if the Event of Default is in the payment of the Fundamental Change repurchase price with respect to the notes.

OPTIONAL CONVERSION TO SEMI-ANNUAL CASH PAY NOTE UPON TAX EVENT

     From and after the date of the occurrence of a Tax Event, we will have the option to elect to have interest in lieu of future original issue discount
accrue at the rate of      % per year on a principal amount per note (the
"restated principal amount") equal to the issue price plus original issue discount accrued to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "Option Exercise Date").

     Such interest will accrue from the Option Exercise Date and will be payable
in cash semi-annually on the interest payment dates of             and
            of each year to holders of record at the close of
business on             or             immediately preceding the interest
payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will initially accrue from the Option Exercise Date and thereafter from the last date to which interest has been paid. In the event we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and Fundamental Change repurchase price on the notes will be adjusted. However, there will be no change in the holder's conversion rights.

     A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus supplement, as a result of:

          (1) any amendment to, or change (including any announced prospective change) in the laws, rules or regulations thereunder of the United States or any political subdivision or taxing authority thereof or therein, or

          (2) any amendment to, or change in, an interpretation or application of such laws, rules or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus supplement, there is more than an insubstantial risk that interest (including original issue discount) payable on the notes either:

     - would not be deductible on a current accrual basis, or

     - would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

     There have been proposals to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the original issue discount, but Congress has not enacted these proposed changes. If a similar proposal were ever enacted by Congress and made applicable to the notes in a manner that would limit our ability to either:

     - deduct the interest, including original issue discount payable on the notes on a current accrual basis, or

     - deduct the interest, including original issue discount payable on the notes under any other method for United States federal income tax purposes,

such enactment would result in a Tax Event and the terms of the notes would be subject to modification at our option as described above.

     The modification of the terms of the notes by us upon a Tax Event, as described above, may alter the timing of income recognition by holders of the notes with respect to the semi-annual payments of interest due on the notes after the Option Exercise Date.

CERTAIN COVENANTS

     The indenture contains covenants, certain of which are described below. Capitalized terms used in this subsection ("-- Certain Covenants") are defined below under "-- Certain Definitions".

  Restrictive Covenants

     Limitation on Liens. The indenture provides that we will not, and will not permit any Restricted Subsidiary to, create, incur, issue, assume or guarantee any Indebtedness of Beckman Coulter or any Subsidiary secured by a Lien upon any Principal Property, or upon shares of capital stock or evidences of indebtedness issued by any Restricted Subsidiary and owned by us or any Restricted Subsidiary, now owned or hereafter owned by us, without making effective provision to secure all of the notes then outstanding by such Lien, equally and ratably with any and all other indebtedness thereby secured, so long as such indebtedness shall be so secured. The foregoing restrictions shall not apply, however, to:

          (1) Liens on any property existing at the time of the acquisition thereof;

          (2) Liens on property of a corporation existing at the time such corporation is merged into or consolidated with us or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation (or a division thereof) as an entirety or substantially as an entirety to us or a Restricted Subsidiary, provided that such Lien as a result of such merger, consolidation, sale, lease or other disposition is not extended to property owned by us or such Restricted Subsidiary immediately prior thereto;

          (3) Liens on property of a corporation existing at the time such corporation becomes a Restricted Subsidiary;

          (4) Liens securing indebtedness of a Restricted Subsidiary to us or to another Restricted Subsidiary;

          (5) Liens to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property, or to secure indebtedness incurred to provide funds for any such purpose, provided that the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained not later than twenty-four months after the later of:

             (a) the completion of the acquisition, construction, development or improvement of such property; or

             (b) the placing in operation of such property or of such property as so constructed, developed or improved;

          (6) Liens on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, whether directly or indirectly, by way of share disposition or otherwise; provided that we must have disposed of such property within 180 days from the creation of such Liens and any indebtedness secured by such Liens shall be without recourse to us or any Subsidiary;

          (7) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments;

          (8) Liens to secure indebtedness of joint ventures in which we or a Restricted Subsidiary have an interest, to the extent such Liens are on property or assets of, or equity interests in, such joint ventures;

          (9) Liens on Equipment Held for Resale; and

          (10) any indebtedness secured by Liens existing on the date of the indenture or any extension, renewal or replacement or refunding of any Lien existing on the date of the indenture or referred to in clauses (1) to (3) or (5); provided, however, that the aggregate principal amount of indebtedness secured thereby and not otherwise authorized by clauses (1) to
     (3) or (5), shall not exceed the aggregate principal amount of indebtedness, plus any premium or fee payable in connection with any such extension, renewal, replacement, or refunding, so secured at the time of such extension, renewal, replacement or refunding.

     Notwithstanding the restrictions described above, we and our Restricted Subsidiaries may incur, issue, assume or guarantee debt secured by Liens without equally and ratably securing the notes then outstanding provided that at the time of such incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any indebtedness which is concurrently being retired, the aggregate amount of all outstanding indebtedness secured by Liens so incurred, other than any indebtedness secured by Liens permitted as described in clauses (1) through (10) above, and together with all outstanding Attributable

Value of all sale and leaseback transactions permitted as described in "-- Limitation on Sale and Leaseback Transactions," does not exceed 15% of our Consolidated Net Tangible Assets.

     Limitation on Sale and Leaseback Transactions. Sale and leaseback transactions by us or any Restricted Subsidiary involving any Principal Property are prohibited unless either (1) we or our Restricted Subsidiaries would be entitled pursuant to the provisions described in clauses (1) through (10) above under "-- Limitation on Liens" to issue, assume or guarantee indebtedness secured by a Lien on such Principal Property without equally and ratably securing the notes then outstanding or (2) we or such Restricted Subsidiary shall apply, or cause to be applied, to the retirement of our or its secured debt within 120 days after the effective date of the sale and leaseback transaction, an amount not less than the greater of:

          (1) the net proceeds (net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such sale) of the sale of the Principal Property leased pursuant to such arrangement; or

          (2) the fair market value of the Principal Property so leased. This restriction does not apply to a sale and leaseback transaction between us and a Restricted Subsidiary or between Restricted Subsidiaries or involving the taking back of a lease for a period of less than three years.

     Notwithstanding the restrictions described above, we or any Restricted Subsidiary may enter into a sale and leaseback transaction provided, that at the time of such transaction, after giving effect thereto, the Attributable Value thereof, together with all indebtedness secured by Liens permitted pursuant to the indenture as described above under "-- Limitation on Liens" other than all indebtedness secured by Liens permitted as described in clauses (1) through (10) above under "-- Limitation on Liens" and other than the Attributable Value of such sale and leaseback transactions permitted by the preceding paragraph, does not exceed 15% of our Consolidated Net Tangible Assets.

  Covenants in Effect Prior to an Investment Grade Rating Date

     The following two covenants will cease to be effective upon the Investment Grade Rating Date.

     Limitation on Incurrence of Indebtedness. The indenture provides that we will not, and will not permit any Restricted Subsidiary to, create, incur, assume or directly or indirectly enter into any Guarantee of, or in any other manner become directly or indirectly liable for ("incur"), any Indebtedness (including Acquired Debt), except that we may incur Indebtedness if, at the time of, and immediately after giving pro forma effect to, such incurrence of Indebtedness, our Consolidated Coverage Ratio for the most recently ended four fiscal quarters for which financial statements are available would be at least
2.0 to 1. The foregoing limitations will not apply to the incurrence by us or any Restricted Subsidiary, as the case may be, of any Permitted Indebtedness of such Person.

     Limitation on Restricted Payments. The indenture provides that we will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment, unless at the time of and immediately after giving effect to the proposed Restricted Payment (with the value of any such Restricted Payment, if other than cash, to be as determined in good faith by our Board of Directors which determination shall be conclusive):

          (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof,

          (2) we could incur at least $1.00 of additional Indebtedness pursuant to the first sentence of the covenant described under "-- Limitation on Incurrence of Indebtedness", and

          (3) the aggregate amount of all Restricted Payments made after March 4, 1998 shall not exceed the Restricted Payment Amount.

The foregoing provisions do not prohibit the following actions (collectively, "Permitted Payments"):

          (1) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such payment would have been permitted under the indenture and such payment shall be deemed to have been paid on such date of declaration for purposes of clause (3) of the preceding paragraph;

          (2) the redemption, repurchase, retirement or other acquisition of any of our Capital Stock or any of our Indebtedness that is subordinated in right of payment to the notes in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary) of our Capital Stock (other than any Disqualified Stock);

          (3) the defeasance, redemption, repurchase, retirement or other acquisition of any of our Indebtedness that is subordinated in right of payment to the notes in exchange for, or out of the proceeds of, the substantially concurrent sale of Refinancing Indebtedness that is (a) at least as subordinated in right of payment to the notes as the Indebtedness being refinanced and (b) permitted to be incurred pursuant to the covenant described in "-- Limitation on Incurrence of Indebtedness;"

          (4) the redemption, repurchase, retirement or other acquisition of any of our Indebtedness that is subordinated in right of payment to the notes upon a Change of Control to the extent required by the agreement governing such Indebtedness but only if we shall have complied with the covenant described in "-- Fundamental Change" and purchased all notes tendered pursuant to the offer to repurchase all of the notes required thereby, prior to purchasing or repaying such Indebtedness;

          (5) payments by us to purchase or otherwise acquire our Capital Stock (including options, warrants or other rights to acquire such Capital Stock) from departing or deceased directors, officers or employees of Beckman Coulter or our Subsidiaries, whether pursuant to the terms of an employee benefit plan or employment agreement or otherwise; provided that the aggregate amount of all such repurchases shall not exceed $2.0 million in any fiscal year; and

          (6) the payment by us of dividends on the Beckman Coulter common stock in an amount not to exceed $50.0 million in any fiscal year;

provided that, in the case of clauses (5) and (6), no Default or Event of Default shall have occurred or be continuing at the time of such Permitted Payment after giving effect thereto. For purposes of clause (3) of the first paragraph of this covenant, Permitted Payments made pursuant to clauses (1), (5) and (6) of the immediately preceding paragraph shall be included (with respect to clause (1), as of the date of declaration) as Restricted Payments made since March 4, 1998.

  Additional Covenants

     The indenture also contains covenants with respect to the following matters:

          (1) payment of principal, premium and interest (if the notes have been converted to semi-annual cash pay notes following the occurrence of a Tax Event);

          (2) maintenance of an office or agency in The City of New York;

          (3) maintenance of corporate existence;

          (4) payment of taxes and other claims; and

          (5) maintenance of properties.

  Certain Definitions

     Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for the definition of all other terms used in the indenture.

     "Acquired Debt" means

          (1) Indebtedness of any Person (the "Acquired Person") existing at the time the Acquired Person merges or consolidates with or into, or becomes a Restricted Subsidiary of, us or any Restricted Subsidiary, or

          (2) Indebtedness of any Person assumed by us or any Restricted Subsidiary in connection with our or its acquisition of assets from such Person, in each case excluding Indebtedness incurred in connection with, or in contemplation of, the Acquired Person merging or consolidating with or into, or becoming a Restricted Subsidiary of, us or any Restricted Subsidiary, or such acquisition of assets.

     "Acquisition" means the acquisition by us of all of the capital stock of Coulter Corporation on October 31, 1997.

     "Asset Sale" means:

          (1) any sale, lease, conveyance or other disposition by us or any Restricted Subsidiary of any assets (including by way of a sale-and-leaseback) other than:

             (a) in the ordinary course of business,

             (b) the sale, lease, conveyance or other disposition of all or substantially all of our assets, which shall not be an "Asset Sale" but instead shall be governed by the provisions of the indenture described under "-- Mergers and Sales of Assets", and

             (c) any "fee in lieu of" or other disposition of assets to any governmental authority or agency that continue in use by us or any Restricted Subsidiary, so long as we or any Restricted Subsidiary may obtain title to such assets at any time upon reasonable notice by paying a nominal fee, or

          (2) the issuance or sale of Capital Stock of any Restricted
     Subsidiary,

in the case of each of clauses (1) and (2), whether in a single transaction or a series of related transactions, to any Person (other than us or a Restricted Subsidiary) for Net Proceeds in excess of $5.0 million.

     "Attributable Value," when used with respect to any sale and leaseback transaction means, as of the time of determination, the total obligation (discounted to present value at the interest rate assumed in making calculations in accordance with FAS 13) of the lessee for rental payments (other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the base term of the lease included in such sale and leaseback transaction.

     "Bank Indebtedness" means any and all Indebtedness or other amounts, whether outstanding on March 4, 1998 or thereafter incurred, payable under or in respect of the Credit Facility or any refinancing in respect thereof, and any Refinancing Indebtedness in respect thereof, including in each case (without limitation) principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees, other monetary obligations of any nature and all other amounts payable under or in respect of any of the foregoing (and, without limitation, whether incurred in accordance with any clause of the definition of "Permitted Indebtedness" or the first sentence of the covenant described under "-- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Incurrence of Indebtedness" or otherwise).

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

     "Capital Lease Obligation" of any Person means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease for property leased by such Person that would at such time be required to be capitalized on the balance sheet of such Person in accordance with GAAP.

     "Capital Stock" of any Person means:

          (1) in the case of a corporation, corporate stock;

          (2) in the case of an association, limited liability company or business entity, any and all Equity Interests;

          (3) in the case of a partnership, partnership interests (whether general or limited); and

          (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, including any Preferred Stock.

     "Cash Equivalents" means:

          (1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any instrumentality or agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

          (2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality or agency thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Services or Moody's Investors Service, Inc.;

          (3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor's Rating Group or at least P-1 from Moody's Investors Service, Inc.;

          (4) certificates of deposit, time deposits or bankers' acceptances (or, with respect to foreign banks, similar instruments) maturing within one year from the date of acquisition thereof issued by (a) any lender under the Credit Agreement or (b) a commercial banking institution that is a member of the Federal Reserve System or a commercial banking institution organized and located in a country recognized by the United States of America, in each case, having combined capital and surplus and undivided profits in excess of $500,000,000 (or the foreign currency equivalent thereof);

          (5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above;

          (6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through
     (5) above; and

          (7) other short-term investments utilized by Foreign Subsidiaries in accordance with normal investment practices for cash management not exceeding $50.0 million in aggregate principal amount outstanding at any time.

     "Change of Control" means the occurrence of any of the following:

          (1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Beckman Coulter and our Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act);

          (2) the adoption of a plan relating to our liquidation or dissolution; or

          (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of our voting stock.

     "Commodity Price Protection Agreement" means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value which is dependent upon, fluctuations in commodity prices, but shall not include contracts for the purchase of raw materials by Beckman Coulter or any Restricted Subsidiary for its own use at fixed prices in the ordinary course of business.

     "Consolidated Cash Flow" means, with respect to any period, the Consolidated Net Income for such period, plus without duplication:

          (1) Consolidated Interest Expense for such period; plus

          (2) provision for taxes based on income, profits or capital, to the extent such provision for taxes was included in computing such Consolidated Net Income; plus

          (3) depreciation, amortization (including, without limitation, amortization of goodwill and other intangibles) and all other non-cash charges (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period), to the extent such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income.

     "Consolidated Coverage Ratio" means, with respect to any date of determination, the ratio of:

          (1) the aggregate amount of Consolidated Cash Flow for the period of the most recent four consecutive fiscal quarters ended prior to such date for which our consolidated financial statements are available, to

          (2) Consolidated Interest Expense for such four fiscal quarters,

provided that:

          (1) if since the beginning of such period we or any Restricted Subsidiary have incurred any Indebtedness that remains outstanding on such date of determination, or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves an incurrence of Indebtedness (including without limitation any Acquired Debt), Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness and the application of the proceeds thereof (and, in the case of any Acquired Debt, the related acquisition) as if such Indebtedness had been incurred (and any such acquisition had occurred) on the first day of such period;

          (2) if since the beginning of such period we or any Restricted Subsidiary have repaid, repurchased, defeased, retired or otherwise discharged (a "Discharge") any Indebtedness that is no longer outstanding on such date of determination, or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a Discharge of Indebtedness, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving effect to such Discharge of such Indebtedness, including the proceeds of any such new Indebtedness, as if such Discharge had occurred on the first day of such period;

          (3) if since the beginning of such period we or any Restricted Subsidiary shall have disposed of any company, any business, any group of assets constituting an operating unit, or any other assets out of the ordinary course of business (a "Sale"),

             (a) Consolidated Cash Flow for such period shall be reduced by an amount equal to the Consolidated Cash Flow (if positive) directly attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated Cash Flow (if negative) directly attributable thereto for such period, and

             (b) Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any of our Indebtedness or that of any Restricted Subsidiary discharged with respect to us and our continuing Restricted Subsidiaries in connection with such Sale for such period (and, if the Capital Stock of any Restricted Subsidiary is sold, transferred or otherwise disposed of, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent we and our continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale, transfer or disposition);

          (4) if since the beginning of such period we or any Restricted Subsidiary shall have acquired (by merger or otherwise, and whether accounted for as a purchase, a pooling of interests or otherwise) any company, any business, any group of assets constituting an operating unit, or any other assets out of the ordinary course of business (a "Purchase"), Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the incurrence of any related Indebtedness) as if such Purchase had occurred on the first day of such period; and

          (5) if since the beginning of such period any Person became a Restricted Subsidiary or was merged or consolidated with or into us or any Restricted Subsidiary, in each case in a Purchase, and since the beginning of such period such Person shall have Discharged any Indebtedness or made any Sale or Purchase that would have required an adjustment pursuant to clause (2), (3) or (4) above if made by us or a Restricted Subsidiary during such period, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Discharge, Sale or Purchase occurred on the first day of such period.

     If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months). If any Indebtedness bears, at the option of Beckman Coulter or a Restricted Subsidiary, a fixed or floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be computed by applying, at our option, either a fixed or floating rate. If any Indebtedness that is being given pro forma effect was incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period (being the relevant four-quarter period or, if shorter, the portion thereof beginning on the date such facility was first drawn upon).

     "Consolidated Interest Expense" means, with respect to any period, the sum (without duplication) of:

          (1) the interest expense of Beckman Coulter and our Restricted Subsidiaries for such period; plus

          (2) all cash dividends paid during such period by us and our Restricted Subsidiaries with respect to any Disqualified Stock (other than to us or a Restricted Subsidiary); and minus

          (3) to the extent otherwise included in Consolidated Interest Expense, amortization or write-off of financing costs, in each case under clauses
     (1) through (3) as determined on a consolidated basis in accordance with GAAP consistently applied.

     "Consolidated Net Income" means, with respect to any period, the net income (or loss) of Beckman Coulter and our Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP consistently applied, adjusted by excluding, to the extent included in calculating such net income (or loss), without duplication:

          (1) any extraordinary gain or loss as recorded on the statement of operations in accordance with GAAP;

          (2) the portion of net income (or loss) of Beckman Coulter and our Restricted Subsidiaries allocable to Beckman Coulter's equity in the net income (or loss) of any unconsolidated Person or Unrestricted Subsidiary, except (in the case of such net income) to the extent of the amount of dividends or distributions actually paid or made to us or any of our Restricted Subsidiaries by such other Person during such period;

          (3) net income (or loss) of any Person combined with us or any of our Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination;

          (4) any gain or loss realized upon any Asset Sale (other than sales of leases of customer-leased equipment) and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

          (5) the net income of any Restricted Subsidiary if the declaration of dividends or similar distributions by that Restricted Subsidiary of that net income to us is at the time restricted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation (other than pursuant to any statute, rule or governmental regulation that permits such dividends or similar distributions payments after the passage of time, not to exceed 120 days, or after the filing or providing of notice with respect to such dividends or similar distributions) applicable to that Restricted Subsidiary or its stockholders (other than pursuant to the notes or the indenture), except to the extent that any dividend or distribution was or could have been made by the Restricted Subsidiary to us or another Restricted Subsidiary during such period in compliance with such restrictions;

          (6) non-cash, nonrecurring charges (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period);

          (7) any nonrecurring charges related to the Acquisition or any acquisition by us or any Restricted Subsidiary after March 4, 1998; and

          (8) all deferred financing costs written off and premium paid in connection to any early extinguishment of Indebtedness.

     "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom:

          (1) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of Beckman Coulter but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower); and

          (2) all goodwill, trade names, patents, unamortized debt discount and expense and any other like intangibles, all as set forth on the most recent consolidated balance sheet of Beckman Coulter and computed in accordance with GAAP.

     "Credit Agreement" means the credit agreement dated as of October 31, 1997, among Beckman Coulter, the banks and other financial institutions party thereto from time to time, the initial issuing bank named therein, Citicorp USA, Inc., as agent, and Citicorp Securities, Inc., as arranger, as such agreement may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agents and lenders or other agents and lenders or otherwise, and whether provided under the original Credit Agreement or otherwise).

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

     "Credit Facility" means the collective reference to the Credit Agreement, any notes and letters of credit issued pursuant thereto and any guarantees, security agreements, pledges, mortgages, letter of credit applications and other collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agents and lenders or other agents and lenders or otherwise, and whether provided under the original Credit Agreement or otherwise).

     "Currency Hedging Arrangements" means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values.

     "Default" means any event that is, or after the giving of notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means:

          (1) any Preferred Stock of any Restricted Subsidiary; and

          (2) any Capital Stock that, by its terms (or by the terms of any security into which such Capital Stock is convertible or for which such Capital Stock is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than upon a change of control of Beckman Coulter in circumstances where the holders of the notes would have similar rights), in whole or in part on or prior to the stated maturity of the notes.

     "Equipment Held for Resale" means instrument systems and related accessories and components manufactured or assembled by us that are owned and held for placement in facilities of our customers.

     "Equity Interest" in any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including limited liability company interests, in such Person.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

     "Foreign Subsidiary" means any Restricted Subsidiary of Beckman Coulter that:

          (1) is not organized under the laws of the United States of America or any state thereof or the District of Columbia; and

          (2) conducts its principal operations outside the United States.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect on March 4, 1998, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statement by such other entity as approved by a significant segment of the United States accounting profession.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person, and any obligation, direct or indirect, contingent or otherwise, of such Person:

          (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such Person (whether arising by virtue of partnership arrangements, or by agreement to keep well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

          (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Indebtedness" means, with respect to any Person, without duplication, and whether or not contingent:

          (1) all indebtedness of such Person for borrowed money or which is evidenced by a note, bond, debenture or similar instrument;

          (2) all obligations of such Person to pay the deferred or unpaid purchase price of property or services, which purchase price is due more than one year after the date of placing such property in service or taking delivery and title thereto or the completion of such service;

          (3) all Capital Lease Obligations of such Person;

          (4) all obligations of such Person in respect of letters of credit or bankers' acceptances issued or created for the account of such Person;

          (5) to the extent not otherwise included in this definition, all net obligations of such Person under all Interest Rate Agreement Obligations, Currency Hedging Arrangements or Commodity Price Protection Agreements of such Person;

          (6) all liabilities of others of the kind described in the preceding clause (1), (2) or (3) secured by any Lien on any property owned by such Person even if such Person has not assumed or otherwise become liable for the payment thereof, to the extent of the value of the property subject to such Lien;

          (7) all Disqualified Stock issued by such Person; and

          (8) to the extent not otherwise included, any Guarantee by such Person of any other Person's indebtedness or other obligations described in clauses (1) through (7) above.

     "Indebtedness" of Beckman Coulter and our Restricted Subsidiaries shall not include:

          (1) current trade payables incurred in the ordinary course of business and payable in accordance with customary practices; and

          (2) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business which are not more than 90 days past due.

     "Interest Rate Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time.

     "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement, but excluding advances, loans and other extension of credit to customers, directors, officers and employees in the ordinary course of business) to, capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to, or any purchase or acquisition of Capital Stock, bonds, notes, securities or other similar instruments issued by, such Person and shall include the designation of a Restricted Subsidiary as an Unrestricted Subsidiary. For purposes of the definition of

"Unrestricted Subsidiary" and the covenant described under "-- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Restricted Payments":

          (1) "Investment" shall include the portion (proportionate to Beckman Coulter's equity interest in such Subsidiary) of the Fair Market Value of the assets (net of liabilities) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the Fair Market Value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary; and

          (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

     "Investment Grade" means a rating in one of the four highest categories (without regard to subcategories within such rating categories) by a Rating Agency.

     "Investment Grade Rating Date" means the first date on which the notes are rated Investment Grade by two Rating Agencies.

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Proceeds" from an Asset Sale means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Sale or received in any other noncash form) therefrom, in each case net of:

          (1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Sale,

          (2) all payments made on any Indebtedness that is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets,

          (3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale, or to any other Person (other than us or a Restricted Subsidiary) owning a beneficial interest in the assets disposed of in such Asset Sale; and

          (4) appropriate amounts to be provided as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by us or any Restricted Subsidiary after such Asset Sale.

     "Permitted Indebtedness" means:

          (1) Indebtedness incurred by us pursuant to the Credit Facility in an aggregate principal amount not to exceed $1,100.0 million outstanding at any time, minus the aggregate amount of all scheduled repayments of principal, and all mandatory prepayments of principal with Net Proceeds from Asset Sales, and plus (in the case of any refinancing thereof) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing; provided that, so long as no term loan Indebtedness remains outstanding under the Credit Facility, we shall be permitted to incur revolving credit Indebtedness thereunder in an aggregate principal amount not to exceed $800 million outstanding at any time;

          (2) Indebtedness of Foreign Subsidiaries in an aggregate principal amount outstanding at any time not exceeding, as to all such Foreign Subsidiaries, the greater of

             (a) $75 million and

             (b) an amount equal to the sum of (x) 80% of the combined book value of the net account receivables owned by Foreign Subsidiaries that are shown on the consolidated balance sheet of Beckman Coulter as of the end of the most recently ended fiscal quarter for which financial statements of Beckman Coulter are available plus (y) 50% of the combined book value of the inventory owned by Foreign Subsidiaries that is shown on such balance sheet, all as calculated on a combined basis and in accordance with GAAP;

          (3) Indebtedness represented by the notes, any Guarantees in respect thereof, and any Indebtedness arising by reason of any Lien granted to secure any of the foregoing Indebtedness;

          (4) Indebtedness owed by any Restricted Subsidiary to us or to another Restricted Subsidiary, or owed by us to any Restricted Subsidiary; provided, however, that any such Indebtedness shall be at all times held by a Person that is either Beckman Coulter or a Restricted Subsidiary of Beckman Coulter; provided, further however, that upon either

             (a) the transfer or other disposition of any such Indebtedness to a Person other than Beckman Coulter or another Restricted Subsidiary, or

             (b) the sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of any such Restricted Subsidiary to a Person other than us or another Restricted Subsidiary, the incurrence of such Indebtedness shall be deemed to be an incurrence that is not permitted by this clause (4);

          (5) Indebtedness of Beckman Coulter or any Restricted Subsidiary in the form of Purchase Money Obligations or Capital Lease Obligations, in an aggregate amount not in excess of $30.0 million outstanding at any time;

          (6) Indebtedness of Beckman Coulter or any Restricted Subsidiary arising in the ordinary course of business:

             (a) pursuant to Interest Rate Agreements designed to protect us or any Subsidiary against fluctuations in interest rates in respect of Indebtedness of Beckman Coulter or any Subsidiary as long as such obligations do not exceed the aggregate principal amount of such Indebtedness then outstanding,

             (b) under any Currency Hedging Arrangements, which if related to Indebtedness do not increase the amount of such Indebtedness other than as a result of foreign exchange fluctuations, or

             (c) under any Commodity Price Protection Agreements, which if related to Indebtedness do not increase the amount of such Indebtedness other than as a result of foreign exchange fluctuations;

          (7) Indebtedness of Beckman Coulter or any Restricted Subsidiary arising from the honoring of a check, draft or similar instrument of such Person drawn against insufficient funds, provided that such Indebtedness is extinguished within five Business Days of its incurrence;

          (8) Indebtedness of Beckman Coulter or any Restricted Subsidiary consisting of Guarantees, indemnities, or obligations in respect of purchase price adjustments, in connection with the acquisition or disposition of assets;

          (9) Indebtedness of Beckman Coulter or any Restricted Subsidiary in respect of:

             (a) judgment, performance, surety and other bonds provided by such Person with respect to obligations of such Person in the ordinary course of business,

             (b) letters of credit securing obligations incurred in the ordinary course of business, or

             (c) other letters of credit in an amount not to exceed $5.0 million in the aggregate outstanding at any time;

          (10) Indebtedness of Beckman Coulter or any Restricted Subsidiary consisting of Guarantees in respect of loans or advances made to officers or employees of Beckman Coulter or any Restricted Subsidiary, or Guarantees otherwise made on their behalf:

             (a) in respect of travel, entertainment and moving related expenses incurred in the ordinary course of business, or

             (b) in the ordinary course of business not exceeding $2,500,000 in the aggregate outstanding at any time;

          (11) Any Refinancing Indebtedness incurred in respect of any Indebtedness described in clauses (1), (2), (3), (11), (12) or (13) of this definition of "Permitted Indebtedness," any Capital Lease Obligations described in clause (5) of this definition of "Permitted Indebtedness" or any Indebtedness permitted to be incurred pursuant to the first sentence of the covenant described in "-- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Incurrence of Indebtedness;"

          (12) Indebtedness of Beckman Coulter or any Restricted Subsidiary that is outstanding on the date of original issuance of the notes;

          (13) Acquired Debt of any Restricted Subsidiary, provided that at the time of the incurrence thereof and after giving effect thereto on a pro forma basis, (a) no Default or Event of Default will have occurred and be continuing or would result therefrom and (b) we could incur at least $1.00 of additional Indebtedness pursuant to the first sentence of the covenant described in "-- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Incurrence of Indebtedness;"

          (14) Indebtedness of any Restricted Subsidiary in an aggregate principal amount not exceeding $30 million outstanding at any time, as to all such Restricted Subsidiaries that incur Indebtedness pursuant to this clause (14);

          (15) Guarantees by us of any Indebtedness of any Restricted Subsidiary incurred by such Subsidiary in compliance with the covenant described under "-- Covenants in Effect Prior to an Investment Grade Rating
     Date -- Limitation on Incurrence of Indebtedness," provided that if such Indebtedness is subordinated in right of payment to any other Indebtedness, such Guarantee shall be subordinated in right of payment to the notes at least to the same extent as such Indebtedness is so subordinated to such other Indebtedness;

          (16) any Guarantee of our Bank Indebtedness incurred pursuant to clause (1), (11) or (17) of this definition of "Permitted Indebtedness" or the first sentence of the covenant described under "-- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Incurrence of Indebtedness," provided that if such Indebtedness is subordinated in right of payment to any other Indebtedness, such Guarantee shall be subordinated in right of payment to the notes at least to the same extent as such Indebtedness is so subordinated to such other Indebtedness; and

          (17) Indebtedness of Beckman Coulter in addition to that described in clauses (1), (3) through (12) and (15) above, and any renewals, extensions, substitutions, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness incurred pursuant to this clause (17) does not exceed $100.0 million outstanding at any time.

     For purposes of determining compliance with any such Dollar-denominated restriction on the incurrence of Indebtedness denominated in a foreign currency, the Dollar-equivalent principal amount of such Indebtedness incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt, provided that:

          (1) the Dollar-equivalent principal amount of any such Indebtedness outstanding on March 4, 1998 shall be calculated based on the relevant currency exchange rate in effect on March 4, 1998;

          (2) if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; and

          (3) the Dollar-equivalent principal amount of Indebtedness denominated in a foreign currency and incurred pursuant to the Credit Facility shall be calculated based on the relevant currency exchange rate in effect on, at our option, (1) March 4, 1998, (2) any date on which any of the respective commitments under the Credit Facility shall be reallocated between or among facilities or subfacilities thereunder, or on which such rate is otherwise calculated for any purpose thereunder, or (3) the date of such incurrence.

     The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing. For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, the covenant described under "-- Covenants in Effect Prior to an Investment Grade Rating
Date -- Limitation on Incurrence of Indebtedness":

          (1) any other obligation of the obligor on such Indebtedness (or of any other Person that could have incurred such Indebtedness as the obligor thereon in compliance with such covenant) arising under any Guarantee, Lien or letter of credit supporting such Indebtedness shall be disregarded to the extent that such Guarantee, Lien or letter of credit secures the principal amount of such Indebtedness;

          (2) in the event that Indebtedness is entitled to be incurred pursuant to the first paragraph of such covenant or meets the criteria of more than one of the types of Indebtedness described in the definition of "Permitted Indebtedness," we, in our sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses; and

          (3) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

     Indebtedness of any Person that is not a Restricted Subsidiary, which Indebtedness is outstanding at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with us or a Restricted Subsidiary, shall be deemed to have been incurred at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with us or a Restricted Subsidiary, and Indebtedness which is assumed at the time of the acquisition of any asset shall be deemed to have been incurred at the time of such acquisition. Accrual of interest, the accretion of accreted value of principal, and the payment of interest in the form of additional Indebtedness having the same terms as the original Indebtedness on which such payment is made (which payment is made pursuant to the terms of such original Indebtedness as initially issued), will not be deemed an incurrence of Indebtedness for purposes of the covenant described under "-- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Incurrence of Indebtedness."

     "Permitted Investments" means

          (1) any Investment in us or any Restricted Subsidiary;

          (2) any Investment in Cash Equivalents;

          (3) any Investment in a Person if, as a result of such Investment,

             (a) such Person becomes a Restricted Subsidiary, or

             (b) such Person either (1) is merged, consolidated or amalgamated with or into us or one of our Restricted Subsidiaries and we or such Restricted Subsidiary are the surviving Person, or (2) transfers or conveys substantially all of its assets to, or is liquidated into, us or one of our Restricted Subsidiaries;

          (4) Investments in accounts and notes receivable acquired in the ordinary course of business;

          (5) any securities or other Investments received in connection with any sale or other disposition of property or assets (including Equity Interests);

          (6) obligations under any Interest Rate Agreement, Currency Hedging Arrangement or Commodity Price Protection Agreement permitted pursuant to the covenant described in "-- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Incurrence of Indebtedness;"

          (7) securities or other Investments received in settlement of debts created in the ordinary course of business and owing to us or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization of another Person;

          (8) Investments in existence or made pursuant to legally binding written commitments in existence on the date of original issuance of the notes;

          (9) pledges or deposits with respect to leases or utilities, provided to third parties in the ordinary course of business;

          (10) bonds secured by assets leased to and operated by us or any Restricted Subsidiary that were issued in connection with the financing of such assets so long as we or any Restricted Subsidiary may obtain title to such assets at any time by paying a nominal fee, canceling such bonds and terminating the transaction;

          (11) Investments in a joint venture or similar entity that is not a Restricted Subsidiary, made in the ordinary course of business;

          (12) Investments in customers or suppliers, not to exceed $50.0 million in the aggregate outstanding at any time; and

          (13) Investments in an amount not exceeding $200.0 million in the aggregate outstanding at any time.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Capital Stock of any other class of such Person.

     "Principal Property" means any real property of Beckman Coulter or any of our Subsidiaries, and any equipment located at or comprising a part of any such property, having a net book value, as of the date of determination, in excess of the greater of $50.0 million and 10% of Consolidated Net Tangible Assets of Beckman Coulter; provided, however, that Principal Property shall not include Equipment Held for Resale.

     "Purchase Money Obligation" means any Indebtedness secured by a Lien on assets related to the business of Beckman Coulter or the Restricted Subsidiaries, and any additions and accessions thereto, which are purchased or constructed by us or any Restricted Subsidiary at any time after March 4, 1998; provided that:

          (1) any security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a "Security Agreement") shall be entered into within 180 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom;

          (2) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness; and

          (3) (a) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Security Agreement is entered into exceed 100% of the purchase price to us or any Restricted Subsidiary of the assets subject thereto or (b) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

     "Rating Agency" means each of Standard & Poor's Ratings Services, Fitch IBCA Duff & Phelps and Moody's Investors Service, Inc. (or, in any case, if such Person ceases to rate the notes for reasons outside the control of Beckman Coulter, any other "nationally recognized statistical rating organization" (within the meaning of Rule 15c3-1(c)(2)(6)(F) under the Exchange Act) selected by us as a replacement Rating Agency).

     "Refinancing Indebtedness" means any Indebtedness incurred in connection with or given in exchange for the renewal, extension, substitution, refunding, defeasance, refinancing, repayment or replacement (a "refinancing") of any Indebtedness described in clauses (1), (2), (3), (11), (12) or (13) of the definition of "Permitted Indebtedness," any Capital Lease Obligations described in clause (5) of the definition of "Permitted Indebtedness" or any Indebtedness permitted to be incurred pursuant to the first sentence of the covenant described in "-- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Incurrence of Indebtedness;" provided, however, that:

          (1) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount (or accrued amount, if less) of the Indebtedness so renewed, extended, substituted, refunded, defeased, refinanced or replaced ("refinanced"), plus the reasonable fees, underwriting discounts, premiums and other costs and expenses incurred in connection therewith;

          (2) such Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced;

          (3) if the Indebtedness being refinanced is subordinated in right of payment to the notes, such Refinancing Indebtedness shall be at least as subordinated in right of payment to the notes as the Indebtedness being refinanced; and

          (4) the obligor on such Refinancing Indebtedness shall be the obligor on the Indebtedness being refinanced, Beckman Coulter, or (in the case of Indebtedness of a Foreign Subsidiary that is being refinanced) any Foreign Subsidiary;

it being understood that any Indebtedness incurred pursuant to clauses (1), (2) or (5) of the definition of "Permitted Indebtedness" that is so refinanced shall be deemed to remain outstanding for the purpose of determining compliance with any limitations or restrictions set forth in such clauses.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Payment" means:

          (1) any dividend or other distribution declared or paid on any Capital Stock of Beckman Coulter or any of our Restricted Subsidiaries (other than dividends or distributions payable solely in Capital Stock other than Disqualified Stock of Beckman Coulter or such Restricted Subsidiary) or dividends or distributions payable to us or any Restricted Subsidiary (and, if the Restricted Subsidiary making such dividend or distributions has any stockholder other than us or another Restricted Subsidiary, to such stockholder on no more than a pro rata basis, measured by value);

          (2) any payment to purchase, redeem or otherwise acquire or retire for value any of our Capital Stock or any Restricted Subsidiary (other than any Capital Stock owned by us or any Restricted Subsidiary, or from all holders of such Capital Stock of a Restricted Subsidiary on a pro rata basis);

          (3) any payment to purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to the notes (other than a purchase, redemption, defeasance or other acquisition or retirement for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such acquisition or retirement); or

          (4) any Restricted Investment.

     "Restricted Payment Amount" means the sum of:

          (1) an amount equal to 50% of our aggregate cumulative Consolidated Net Income accrued on a cumulative basis from March 4, 1998 (or, if such aggregate cumulative Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit); plus

          (2) the aggregate amount of all net cash proceeds received by us since March 4, 1998:

             (a) as capital contributions to us in the form of common equity after March 4, 1998,

             (b) from the issuance and sale (other than to a Restricted Subsidiary) of our Capital Stock (other than Disqualified Stock),

             (c) from the issuance to a Person who is not a Subsidiary of Beckman Coulter of any options, warrants or other rights to acquire our Capital Stock (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the notes), and

             (d) from the issuance and sale by us or any Restricted Subsidiary after March 4, 1998 of Disqualified Stock or debt securities that have been converted into or exchanged for our Capital Stock (other than Disqualified Stock), plus the amount of cash received by us or any Restricted Subsidiary upon such conversion or exchange, in each case to the extent that such proceeds are not used to redeem, repurchase, retire or otherwise acquire Capital Stock or any Indebtedness of Beckman Coulter or any Restricted Subsidiary, pursuant to clause (2) or (3) of the second paragraph of the covenant described under "-- Limitation on Restricted Payments," plus

          (3) the amount of the net reduction in Investments by us in Unrestricted Subsidiaries resulting from:

             (x) the payment of cash dividends or the repayment in cash of the principal of loans or the cash return on any Investment, in each case to the extent received by us or any Restricted Subsidiary from Unrestricted Subsidiaries,

             (y) the release or extinguishment of any Guarantee of Indebtedness of any Unrestricted Subsidiary, and

             (z) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries of Beckman Coulter (valued as provided in the definition of "Investment"), such aggregate amount of the net reduction in Investments not to exceed in the case of any Unrestricted Subsidiaries the amount of Restricted Investments previously made by us or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments, plus

          (4) to the extent that any Restricted Investment that was made after March 4, 1998 is sold for cash or otherwise liquidated or repaid for cash, the amount of cash proceeds received with respect to such Restricted Investment, net of taxes and the cost of disposition, not to exceed the amount of Restricted Investments made after March 4, 1998.

     "Restricted Subsidiary" means any Subsidiary of Beckman Coulter which owns or leases a Principal Property; provided that, prior to an Investment Grade Rating Date, "Restricted Subsidiary" means any Subsidiary of Beckman Coulter (other than an Unrestricted Subsidiary) for all purposes other than as used in the covenants described in "-- Restrictive Covenants -- Limitation on Liens" and "-- Restrictive Covenants -- Limitation on Sale and Leaseback Transactions."

     "Stated Maturity" means, when used with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the purchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

     "Subsidiary" of a Person means a Person more than 50% of the outstanding voting stock or other Equity Interests of which is owned, directly or indirectly, by us or by one or more other Subsidiaries, or by us and one or more other Subsidiaries. For the purposes of this definition, "voting" stock or other Equity Interests means stock or other Equity Interests which ordinarily has voting power for the election of directors, trustees or similar managers, whether at all times or only so long as no senior class of stock or other Equity Interests has such voting power by reason of any contingency.

     "Unrestricted Subsidiary" means:

          (1) any Subsidiary of Beckman Coulter that at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors as provided below); and

          (2) any Subsidiary of an Unrestricted Subsidiary.

     The Board of Directors may designate (a "Designation") any Subsidiary of Beckman Coulter (other than a Subsidiary that owns any Capital Stock of, or owns, or holds any Lien on, any property of Beckman Coulter or any other Subsidiary of Beckman Coulter that is not a Subsidiary of the Subsidiary to be so designated) to be an Unrestricted Subsidiary if:

          (a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

          (b) we could make an Investment (other than a Permitted Investment) at the time of such Designation (assuming the effectiveness thereof) in an amount (the "Designation Amount") equal to the Fair Market Value of the Capital Stock of such Subsidiary on such date; and

          (c) we could incur $1.00 of additional Indebtedness under the first sentence of the covenant described in "-- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Incurrence of Indebtedness" at the time of such Designation (assuming the effectiveness thereof).

     The Board of Directors may revoke (a "Revocation") any Designation of a Subsidiary as an Unrestricted Subsidiary if:

          (1) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation;

          (2) we could incur $1.00 of additional Indebtedness under the first sentence of the covenant described in "-- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Incurrence of Indebtedness" at the time of such Revocation (assuming the effectiveness thereof); and

          (3) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred under the indenture.

     Any Designation or Revocation must be evidenced by a Board Resolution certifying compliance with the foregoing provisions. In the event of any such Designation, we shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant described in "-- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Restricted Payments" for all purposes of the indenture in the Designation Amount.

     We shall not, and shall not permit any Restricted Subsidiary to, at any time:

          (1) provide a Guarantee of any Indebtedness of any Unrestricted Subsidiary;

          (2) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary; or

          (3) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary), except to the extent permitted under the covenant described in "-- Covenants in Effect Prior to an Investment Grade Rating
     Date -- Limitation on Restricted Payments."

     "Voting Stock" of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1) the sum of the products obtained by multiplying

             (a) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, including payment at final maturity, in respect thereof, with

             (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

          (2) the then outstanding aggregate principal amount of such Indebtedness.

RANKING

     The notes will be our unsecured obligations and will rank equally with all of our other unsecured senior indebtedness, including borrowings under the Credit Facility, and senior in right of payment to all our future obligations that are subordinated in right of payment to the notes. The notes are, however, effectively subordinated to our secured senior obligations with respect to our assets securing such obligations, and to all obligations of our subsidiaries (other than the note guarantors) with respect to their assets. The notes are fully and unconditionally guaranteed on an unsecured, senior basis by the note guarantors (as defined under "-- Note Guarantees"), subject to release and discharge as provided in the indenture.

     As of March 31, 2001, the outstanding indebtedness of Beckman Coulter and the note guarantors was approximately $893.4 million (excluding $8.4 million due to a fair value adjustment pursuant to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"), $1.5 million of which was secured indebtedness and all of which will rank pari passu with the indebtedness evidenced by the notes except with respect to our assets securing secured indebtedness. In addition, as of March 31, 2001, the outstanding indebtedness of our subsidiaries other than the note guarantors was approximately $74.2 million, all of which will effectively rank senior to the indebtedness evidenced by the notes. Subject to certain limitations, we and our subsidiaries may incur additional indebtedness in the future. See "-- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Incurrence of Indebtedness."

NOTE GUARANTEES

     The notes will be fully and unconditionally guaranteed on an unsecured, senior basis by certain of our subsidiaries that also guarantee, or will guarantee, our indebtedness under the Credit Facility, the 1998 Senior Notes and the Debentures. Initial note guarantors will consist of Coulter Corporation and Hybritech Incorporated. The indenture requires us to cause any company that becomes a Restricted Subsidiary and guarantees our Bank Indebtedness to issue note guarantees as well.

     Each note guarantor will fully, irrevocably and unconditionally guarantee, as primary obligor, on an unsecured, senior basis, the performance and punctual payment when due of our obligations under the indenture and the notes. Each note guarantor also agrees to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the trustee or the holders in enforcing any rights under any note guarantee. Each note guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable note guarantor without rendering the note guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors -- Federal and state statutes allow courts, under specific circumstances, to void subsidiary guarantees."

     Each note guarantee:

     - is a continuing guarantee and will remain in full force and effect until payment in full of all of our obligations under the notes and the indenture, except to the extent such note guarantee is released in accordance with the indenture;

     - is binding upon each note guarantor; and

     - inures to the benefit of and will be enforceable by the trustee, the noteholders and their successors, transferees and assigns.

     Each note guarantee provides by its terms that it will be automatically and unconditionally released and discharged upon:

     - any sale, exchange or transfer to anyone that is not our affiliate of all of the capital stock we or our subsidiaries hold in, or all or substantially all the assets of, such Restricted Subsidiary (unless the sale, exchange or transfer is prohibited by the indenture); or

     - the release and discharge of all guarantees by such Restricted Subsidiary of our Bank Indebtedness, other than by reason of payment under such guarantee.

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default under the indenture:

     - default in payment of the principal amount at maturity (or if the notes have been converted to semi-annual cash pay notes following a Tax Event, the restated principal amount), redemption price, purchase price or Fundamental Change repurchase price with respect to any note when such amount becomes due and payable;

     - default in the payment of interest which becomes payable after the notes have been converted to semi-annual cash pay notes following a Tax Event, which default continues for 30 days;

     - our failure to comply with the obligations described under "-- Mergers and Sales of Assets" below;

     - our failure to comply with any of our obligations under the covenants described under "-- Certain Covenants" above upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding and our failure to cure (or obtain a waiver of) such default within 30 days after receipt by us of such notice;

     - our failure to comply with any of our other agreements in the notes or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after receipt by us of such notice;

     - failure to pay when due (subject to any applicable grace period) the principal of, or acceleration of, any indebtedness for money borrowed by Beckman Coulter or by any Restricted Subsidiary having an aggregate principal amount outstanding of at least $50.0 million, if in the case of any such failure, such indebtedness has not been discharged or, in the case of any such acceleration, such acceleration has not been rescinded or annulled, in each case within 10 days after written notice has been given by the trustee, or the holders of at least 25% in aggregate principal amount at maturity of the notes, as provided in the indenture;

     - any final and nonappealable judgment or decree for the payment of money in excess (net of any amount covered by insurance) of $50.0 million against Beckman Coulter or any significant subsidiary if (A) an enforcement proceeding thereon is commenced by any creditor or (B) it is not discharged, waived or stayed and remains outstanding for a period of 60 days; and

     - certain events of bankruptcy, insolvency or reorganization affecting us.

     If any Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization) shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare the issue price of the notes plus any accrued and unpaid interest (including original issue discount) on the notes accrued through the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy, insolvency or reorganization, the issue price of the notes plus the original issue discount accrued thereon through the occurrence of such event will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders.

     Subject to the provisions of the indenture relating to the duties of the trustee in case an Event of Default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense. Subject to such provisions for the indemnification of the trustee, the holders of at least a majority in aggregate principal amount at maturity of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     No holder of a note will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

     - such holder has previously given to the trustee written notice of a continuing Event of Default with respect to the notes;

     - the holders of at least 25% in aggregate principal amount at maturity of the outstanding notes have made written request, and such holder or holders have offered reasonable security or indemnity against any loss, liability or expense, to the trustee to institute such proceeding as trustee; and

     - the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount at maturity of the outstanding notes a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a holder of a note for the enforcement of payment of the principal amount at maturity, the restated principal amount, redemption price, purchase price or Fundamental Change repurchase price or interest on such note on or after the applicable due date specified in such note.

     The indenture provides that if a default with respect to notes occurs and is continuing and is known to the trustee, the trustee must mail to each registered holder of notes notice of the default within 120 days after it occurs, to the extent required by the Trust Indenture Act, unless such defect has been cured or waived. Except in the case of a default in the principal amount at maturity (or if the notes have been converted to semi-annual cash pay notes following a Tax Event, the restated principal amount), redemption price, purchase price or Fundamental Change repurchase price with respect to any note when such amount becomes due and payable, the trustee may withhold notice if the trustee in good faith determines that withholding notice is in the interests of the noteholders.

     The indenture requires us to furnish to the trustee, within 120 days after the end of each fiscal year, a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and, if so, specifying all such known defaults.

MODIFICATION AND WAIVER

     Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of at least a majority in aggregate principal amount at maturity of the outstanding notes affected by such modification or amendment.

     No such modification or amendment may, without the consent of the holder of each outstanding note affected thereby,

     - make any change to the percentage of principal amount at maturity of notes the holders of which must consent to an amendment;

     - reduce the principal amount at maturity, restated principal amount or issue price, or extend the stated maturity, of any note;

     - reduce the redemption price, purchase price or Fundamental Change repurchase price of any note;

     - make any change that adversely affects the right to convert any note;

     - except as otherwise provided herein and in the indenture, alter the manner or rate of accrual of original issue discount or interest on any note, reduce the rate of interest upon the occurrence of a Tax Event, or extend the time for payment of original issue discount or interest, if any, on any note;

     - make any note payable in money or securities other than that stated in the note;

     - make any change that adversely affects such holder's right to require us to purchase a note; or

     - impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes.

     Without the consent of any holder, we and the trustee may amend the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of our obligations under the indenture as permitted thereunder, or to make any other change that does not adversely affect the rights of any holder in any material respect.

     The holders of at least a majority in principal amount at maturity of the outstanding notes may waive compliance by us with certain restrictive provisions of the indenture. The holders of at least a majority in principal amount at maturity of the outstanding notes may waive any past default under the indenture, except a default in the payment of principal or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding note.

MERGERS AND SALES OF ASSETS

     The indenture provides that Beckman Coulter may not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of its properties and assets to another person, unless:

          (1) the resulting, surviving or transferee person (if other than Beckman Coulter) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes, by supplemental indenture, all obligations of Beckman Coulter under the notes and the indenture;

          (2) Beckman Coulter or such successor person shall not immediately thereafter be in default under the indenture;

          (3) Beckman Coulter or such person, as the case may be, shall have provided the trustee with an opinion of counsel and officer's certificate confirming compliance with the indenture;

          (4) if, as a result of the transaction, property of the Company would become subject to a Lien that would not be permitted under the covenant described in "-- Restrictive Covenants -- Limitation on Liens," we take such steps as shall be necessary to secure the notes equally and ratably with (or prior to) the indebtedness secured by such Lien;

          (5) if such transaction occurs prior to an Investment Grade Rating Date, we could incur at least $1.00 of additional Indebtedness pursuant to the first sentence of the covenant described under "Certain Covenants -- Covenants in Effect Prior to an Investment Grade Rating Date -- Limitation on Incurrence of Indebtedness," on a pro forma basis after giving effect to such transaction.

     Upon the assumption of the obligations of Beckman Coulter by such a person in such circumstances, subject to certain exceptions, Beckman Coulter will be discharged from all obligations under the notes and the indenture (except in the case of a lease). Although such transactions are permitted under the indenture, certain of the foregoing transactions could constitute a Fundamental Change permitting each holder to require us to purchase the notes of such holder as described above.

DISCHARGE OF THE INDENTURE

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a Fundamental Change repurchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. The notes will not be subject to the provisions described in the accompanying prospectus under the heading "Description of Debt Securities -- Defeasance and Covenant Defeasance."

LIMITATION OF CLAIMS IN BANKRUPTCY

     If a bankruptcy proceeding is commenced in respect of Beckman Coulter, the claim of the holder of a note is, under Title 11 of the United States Code, limited to the issue price of the note plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding.

REGARDING THE TRUSTEE

     We maintain banking relationships in the ordinary course of business with the trustee. In particular, the trustee is a lender under the Credit Facility and a portion of the net proceeds of the offering may be used to repay amounts owed to it as such. The occurrence of a default under the indenture could create a conflicting interest for the trustee under the Trust Indenture Act. If the default has not been cured or waived within 90 days after the trustee has or acquires a conflicting interest, the trustee generally is required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to the notes. In the event of the trustee's resignation, we will promptly appoint a successor trustee with respect to the notes.

     The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The indenture and provisions of the Trust Indenture Act that will be incorporated by reference therein contain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates; provided, however, that if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

BOOK-ENTRY; GLOBAL SECURITIES

  What is a Global Security?

     The notes will be issued only in book-entry form, which means that they will be represented by one or more permanent global securities registered in the name of DTC. Since the notes will be issued in the form of global securities, the ultimate beneficial owners can only be indirect "street name" holders. We do this by requiring that the global securities be registered in the name of DTC or its nominee and by requiring that the notes included in the global securities not be transferred in the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own notes must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with DTC. DTC will keep a computerized record of its direct participants whose clients have purchased the notes. Direct participants may include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC's book-entry system is also used by other organizations, such as securities brokers and dealers, banks and trust companies, that work through a direct participant. Each participant will in turn keep a record of its clients who have purchased the notes.

  Special Investor Considerations for Global Securities

     As an indirect holder, an investor's rights relating to the global securities will be governed by the account rules of the investor's financial institution and of DTC, as the well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of notes and instead deal only with DTC or its nominee. See "-- The DTC System" below.

     An investor should be aware that because the notes are issued only in the form of global securities:

     - the investor cannot get notes registered in his or her own name;

     - the investor cannot receive physical certificates for his or her interest in the notes;

     - the investor will be a "street name" holder and must look to his or her own bank or broker for payments on the notes and protection of his or her legal rights relating to the notes;

     - the investor may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates;

     - DTC's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the global securities (see "-- The DTC System" below); neither we nor the trustee have any responsibility for any aspect of DTC's actions or for its records of ownership interests in the global securities, nor do they supervise DTC in any way; and

     - payment for purchases and sales in the market for corporate bonds and notes is generally made in next-day funds. In contrast, DTC will usually require that interests in global securities be purchased or sold within its system using same-day funds. This difference could have some effect on how global securities interests trade, but neither we nor the trustee knows what that effect will be.

     Unless they are exchanged in whole or in part for notes in definitive certificate form, the global securities may not be transferred, except that DTC, its nominees, and their successors may transfer the global securities as a whole to one another. Beneficial interests in the global securities will be shown on, and transfers of notes will be made only through, records maintained by DTC and its participants. You will not receive an individual certificate representing the notes you purchase.

     If you desire to convert your beneficial interest in the notes into common stock or to cause us to repurchase your interest in the notes at your option as provided for herein or upon a Fundamental Change, you should contact your broker, participant or indirect participant through which you hold your beneficial interest and obtain information on procedures, proper forms and cut-off times for submitting requests.

  Special Situations When Global Securities Will Be Terminated

     Notes represented by the global securities may be exchanged for note certificates with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - We determine not to require all of the notes to be represented by the global securities and notify the trustee of our decision.

THE DTC SYSTEM

     DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC is owned by some of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

     DTC holds securities that its direct participants deposit with it. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificates.

     When you purchase notes through the DTC system, the purchases must be made by or through a participant, who will receive credit for the notes on DTC's records. Since you actually own the notes, you are a beneficial owner and your ownership interest will only be recorded on the participants' or indirect participants' records. DTC has no knowledge of your individual ownership of the notes. DTC's records only show the identity of the participants and the amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic statement directly from DTC. You will receive these from your participant or indirect participant. Thus the participants or indirect participants are responsible for keeping accurate account of the holdings of their customers such as you.

     We will wire any payments on the notes to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the trustee, any paying agent or third parties employed by us or the trustee will have no direct responsibility or liability to pay amounts due on the notes to owners of beneficial interests in the global securities.

     It is DTC's current practice, upon receipt by its nominee of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

     We have obtained the information concerning DTC and DTC's book-entry system from sources that we believe to be accurate, but are not responsible for the accuracy of this information. In addition, we are not responsible for the performance by DTC, its participants or any indirect participants of any of their obligations.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     This section summarizes the material U.S. tax consequences to holders of notes and the shares of common stock into which the notes may be converted. It represents the views of our tax counsel, Latham & Watkins. However, the discussion is limited in the following ways:

     - The discussion only covers you if you buy your notes in the initial offering.

     - The discussion only covers you if you hold your notes and the shares of common stock received upon conversion as capital assets (that is, for investment purposes), and if you do not have a special tax status.

     - The discussion does not cover tax consequences that depend upon your particular tax situation. We suggest that you consult your tax advisor about the consequences of holding notes or shares in your particular situation.

     - The discussion is based on current law. Changes in the law may change the tax treatment of the notes or the shares.

     - The discussion does not cover state, local or foreign law.

     - We have not requested a ruling from the Internal Revenue Service ("IRS") on the tax consequences of owning the notes or the shares. As a result, the IRS could disagree with portions of this discussion.

     A "U.S. Holder" is a citizen or resident of the United States or a domestic corporation or a person who is otherwise subject to United States federal income tax on a net income basis in respect of the notes and the shares of common stock received upon conversion or exchange. All references to "holders" (including U.S. Holders) are to beneficial owners of the notes.

     The term "Non-U.S. Holder" refers to any beneficial owner of a note or shares of common stock who or which is not a U.S. Holder.

     IF YOU ARE CONSIDERING BUYING NOTES, WE URGE YOU TO CONSULT YOUR TAX ADVISOR ABOUT THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE CONVERSION OF THE NOTES INTO SHARES OF COMMON STOCK, AND THE EFFECT THAT YOUR PARTICULAR CIRCUMSTANCES MAY HAVE ON THESE TAX CONSEQUENCES.

U.S. HOLDERS

     Original Issue Discount. The notes are being issued with original issue discount ("OID"). The amount of OID on a note is the note's stated principal amount at maturity minus the note's issue price. The "issue price" of a note is the first price at which a substantial amount of the notes are sold to the public.

     Because the notes have OID, the following consequences arise:

     - You must include the total amount of OID as ordinary income over the life of the note.

     - You must include OID in income as the OID accrues on the notes, even if you are on the cash method of accounting. This means that you are required to report OID income, and pay tax on that income, before you receive the cash that corresponds to that income.

     - OID accrues on a note on a "constant yield" method. This method takes into account the compounding of interest. Under this method, the accrual of OID on a note will result in you being taxable at approximately a constant percentage of your unrecovered investment (including your previously accrued OID) in the note.

     - The accruals of OID on a note will generally be less in the early years and more in the later years.

     - Your tax basis in the note is initially your cost. It increases by any OID you report as income. It decreases by any payments you receive on the note.

     We do not intend to treat the possibility of conversion of the note as affecting the determination of the yield to maturity on the notes or giving rise to any additional accrual of OID. If you convert the notes prior to July 1, 2003 and under the terms of the notes you receive the right to receive cash on or before July 1, 2003, you may be required to increase the amount of OID you report.

     Sale, Exchange or Redemption of Notes. On the sale, retirement or redemption of your note, including cash received in lieu of conversion (See "Description of the Notes -- Conversion Rights"):

     - You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the note. Your tax basis in the note is your cost adjusted as described above under "Original Issue Discount."

     - Your gain or loss will be capital gain or loss, and will be long term capital gain or loss if you held the note for more than one year. For an individual, the maximum tax rate on long term capital gains is 20% (or 18% if the note is acquired on or after January 1, 2001 and held for more than five years).

     Conversion of Notes into Shares of Common Stock. If you convert your notes into shares of common stock:

     - You will not recognize gain or loss on the conversion of the notes solely into shares of common stock, other than cash received in lieu of fractional shares.

     - Your tax basis in the shares of common stock received upon conversion of the notes will be equal to your aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share.

     - The holding period of the shares of common stock you receive upon conversion of notes generally will include the period during which you held the notes prior to the conversion. However, the holding period for common stock attributable to accrued OID may commence on the day following the conversion date.

     - Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share (rather than as a dividend). Gain or loss recognized on the receipt of cash paid in lieu of the fractional share should equal the difference between the amount of cash received for the fractional share and your tax basis allocable to the fractional share exchanged. Any such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if you held the notes for more than one year at the time of conversion.

     Exercise of Holder's Put Option. If you exercise your option to require us to purchase your notes or repurchase your notes, depending on the circumstances, the notes may be paid with cash, common stock or a combination thereof. (See "Description of the Notes -- Purchase of Notes at the Option of the Holder" and "-- Fundamental Change Permits Holder to Require Us to Repurchase Notes").

     - If you elect to exercise your option to tender a note to us on a purchase date or a repurchase date and we deliver solely cash in satisfaction of the purchase price, you would recognize gain or loss, measured by the difference between the amount of cash received by you and your tax basis in the tendered note. Gain or loss recognized would generally be capital gain or loss.

     - If the purchase price or repurchase price is paid solely in common stock, you would not recognize gain or loss, except as described below with respect to a fractional share.

     - Subject to the discussion below, if the purchase price or repurchase price is paid in a combination of shares of common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by you would be recognized, but only to the extent such gain does not exceed such cash.

     - Your tax basis in the common stock received in the exchange will be the same as your tax basis in the note tendered to us in exchange for the common stock (exclusive of any tax basis allocable to a fractional share interest as described below). However, this tax basis will be decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received in the exchange and increased by the amount of any gain recognized by you on the exchange (other than gain with respect to a fractional share).

     - Your holding period for common stock received in the exchange will include the holding period for the note tendered to us in exchange for the common stock (assuming each is held as a capital asset). However, the holding period for common stock attributable to accrued OID may commence on the day following the purchase date or repurchase date.

     - Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share (rather than as a dividend). Gain or loss recognized on the receipt of cash paid in lieu of the fractional share should equal the difference between the amount of cash received for the fractional share and your tax basis allocable to the fractional share exchanged. Any such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if you held the notes for more than one year by the purchase date or repurchase date.

     Notwithstanding the foregoing, if the purchase price is paid in a combination of shares of common stock and cash (other than cash received in lieu of a fractional share), a different analysis of the exercise of your put option than the described above is possible. Under such alternate analysis, you might recognize less gain or recognize loss, as the case may be, and you would have a corresponding reduction in your tax basis in the common stock received in the exchange. You are encouraged to consult your own tax advisor in this regard.

     Distributions on Shares of Common Stock. Distributions on shares of common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If you are a U.S. corporation, dividends paid to you may qualify for the dividends-received deduction.

     To the extent that you receive distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital reducing your basis in the shares of common stock. Any distribution in excess of your basis in the shares of common stock will be treated as capital gain.

     Deemed Distributions. The conversion rate of the notes is subject to adjustment under certain circumstances, as described under "Description of the Notes -- Conversion Rights." Certain adjustments to the conversion rate may cause you to be treated as having received a distribution. This distribution would be taxable to you as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed above under "Distributions on Shares of Common Stock." In addition, certain adjustments under certain circumstances, as described under "Description of the Notes -- Conversion Rights," and in certain circumstances when cash is paid in lieu of conversion of the notes, may cause holders of shares of common stock to be treated as having received a distribution.

     Sale or Exchange of Common Stock. If you sell or exchange your shares of common stock, you will recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the shares. Any such gain or loss will generally be long-term capital gain or loss if you have held or are deemed to have held the shares for more than one year.

     Optional Conversion to Semi-annual Cash Pay Note Upon Tax Event. The modification of the terms of the notes by us upon a Tax Event as described in "Description of Notes -- Optional Conversion to Semi-annual Cash Pay Note Upon Tax Event," will not be a taxable event. The modification may, however, alter the timing of your income recognition with respect to the semi-annual payments of interest due after the Option Exercise Date. Nevertheless, after the modification, the tax consequences described in this section "Certain United States Federal Income Tax Considerations" generally will continue to apply to you.

NON-U.S. HOLDERS

     Withholding Tax on Payments of Principal and Original Issue Discount on Notes. Generally, payments of principal (including any OID included therein) on a note will not be subject to U.S. federal withholding tax, provided that in the case of a payment in respect of OID:

     - you do not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company;

     - you are not a controlled foreign corporation that is related to the Company within the meaning of the Code; and

     - either (A) the beneficial owner of the note certifies to the applicable payor or its agent, under penalties of perjury, that it is not a United States person and provides its name and address on an IRS Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the note, certifies under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

     Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to OID on a note if such OID is effectively connected with your conduct of a trade or business in the United States. Effectively connected OID received by a foreign corporation may also be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to certain adjustments. Such effectively connected OID will not be subject to withholding tax if the holder delivers an IRS Form W-8ECI to the payor.

     Dividends. Dividends, if any, paid on the common stock to you (and any deemed dividends resulting from an adjustment to the Conversion Rate (see
"-- U.S. Holders -- Adjustment of Conversion Rate" above) generally will be subject to a 30% U.S. federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. You will be required to file an IRS Form W-8BEN to claim tax treaty benefits.

     Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with your conduct of a trade or business in the United States. If you are a foreign corporation, you may also be subject to the "branch profits tax" on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to certain adjustments. Such effectively connected dividends will not be subject to withholding tax if the holder delivers an IRS Form W-8ECI to the payor.

     Gain on Disposition of the Notes and Common Stock. You generally will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of a note, or the sale or exchange of common stock unless:

     - you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a "tax home" in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to your office or other fixed place of business in the United States; or

     - the gain is effectively connected with your conduct of a trade or business in the United States.

     U.S. Federal Estate Tax. If you are an individual, your notes will not be subject to U.S. estate tax when you die, provided that, at your death, payments on the notes were not connected to a trade or business that you were conducting in the United States. If you are an individual, your shares of common stock will be subject to U.S. estate tax when you die unless you are entitled to the benefits of an estate tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     U.S. Holders. Information reporting will apply to payments of interest (including the amount of OID accrued) or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the notes or shares of common stock with respect to certain non-corporate U.S. Holders, and backup withholding may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

     Non-U.S. Holders. Backup withholding and information reporting on Form 1099 will not apply to payments of principal, including cash payments in respect of OID, on the notes by us or our agent to a Non-U.S. Holder provided the Non-U.S. Holder provides the certification described above under "Non-U.S.
Holders -- Withholding Tax on Payments of Principal and Original Issue Discount on Notes" or otherwise establishes an exemption (provided that neither us nor our agent has actual knowledge that the holder is a United States person or that the conditions of any other exemptions are not in fact satisfied). Interest payments made to Non-U.S. Holder may, however, be reported to the IRS and to such Non-U.S. Holder on Form 1042-S.

     U.S. information reporting on Form 1099 and backup withholding tax will not apply to dividends paid on our shares of common stock to a Non-U.S. Holder, provided the Non-U.S. Holder provides the certification described above under "Non-U.S. Holders -- Withholding Tax on Payments of Principal and Original Issue Discount on Notes" or otherwise establishes an exemption. Distributions on our shares of common stock to a Non-U.S. Holder will, however, be reported to the IRS and to such Non-U.S. Holder on Form 1042-S.

     Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of notes or common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of notes or common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year is 50% or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of notes or common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount at maturity of notes set forth opposite the name of such underwriter.

                                                             PRINCIPAL AMOUNT AT
                       UNDERWRITER                          MATURITY OF THE NOTES
                       -----------                          ---------------------
Salomon Smith Barney Inc. ................................
Morgan Stanley & Co. Incorporated.........................
Credit Suisse First Boston Corporation....................
                                                                ------------
          Total...........................................      $
                                                                ============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes offered hereby (other than those covered by the over-allotment option described below) if any such notes are purchased. In the event of default by any underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     The underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering of the notes to the public, the public offering price may be changed by the underwriters.

     We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus supplement, to purchase up to $          additional
principal amount at maturity of notes at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the notes offered hereby. To the extent that the underwriters exercise such option, each underwriter will be obligated, subject to certain conditions, to purchase an additional principal amount at maturity of notes proportionate to such underwriter's initial commitment.

     We and certain of our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, neither we nor they will, without the prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, or announce the offering of, or register, cause to be registered or announce the registration or intended registration of, any equity securities of Beckman Coulter or any securities convertible into, or exercisable or exchangeable for, equity securities of Beckman Coulter, subject to certain exceptions. Salomon Smith Barney Inc. in its sole discretion may release any securities subject to the lock-up at any time without notice.

     The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes, but that they are not obligated to do so and may discontinue making a market at any time without notice. Beckman Coulter common stock is listed on the New York Stock Exchange under the symbol "BEC".

     The underwriting agreement provides that we will indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect thereof.

     Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), if more than 10% of the net proceeds of a public offering of securities are to be paid to members of the NASD that are participating in the offering, or affiliated or associated persons, the price of the securities distributed to the public must be no higher than that recommended by a "qualified independent underwriter," as defined in Rule 2720 of the Conduct Rules of NASD. Because Salomon Smith Barney Inc. and Credit Suisse First Boston Corporation are each affiliates of banks that are lenders under our Credit Facility and such affiliates will receive repayment of amounts outstanding thereunder from the net proceeds of the offering that are, in the aggregate, more than 10% of the net proceeds of the offering, Morgan Stanley & Co. Incorporated (the "independent underwriter"), will act as a qualified independent underwriter in connection with the offering. The independent underwriter, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement and the registration statement of which this prospectus supplement forms a part. The independent underwriter will not receive any additional fees for serving as a qualified independent underwriter in connection with the offering. The price of the notes sold to the public will be no higher than that recommended by the independent underwriter.

     Salomon Smith Barney Inc., on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 of Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter when the notes originally sold by such an underwriter are purchased in a covering transaction to cover syndicate short positions. Such over-allotment stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     The underwriters and their affiliates have been retained to perform certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of business. Citibank, N.A., the trustee for the notes, is an affiliate of Salomon Smith Barney Inc.

                                 LEGAL MATTERS

     Certain legal matters relating to the issuance and sale of the notes will be passed upon for us by Latham & Watkins, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Beckman Coulter, Inc. and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference in the accompanying prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference therein in reliance upon the authority of said firm as experts in accounting and auditing.

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--------------------------------------------------------------------------------

                              $

                             BECKMAN COULTER, INC.

                 ZERO COUPON CONVERTIBLE SENIOR NOTES DUE 2021

                              BECKMAN COULTER LOGO

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                          , 2001
                                  ------------

                              SALOMON SMITH BARNEY

                           MORGAN STANLEY DEAN WITTER

                           CREDIT SUISSE FIRST BOSTON

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